Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

DATED AS OF OCTOBER 16, 2003

AMONG

MAGMA DESIGN AUTOMATION, INC.,

SILICON METRICS CORPORATION,

SILICON CORRELATION, INC.,

AND

VESS JOHNSON AND AUSTIN VENTURES V, L.P.,

AS STOCKHOLDER AGENTS

TABLE OF EXHIBITS

Exhibit A	Form of Certificate of Merger
Exhibit B	Matters to be Covered by Opinion of Legal Counsel to SMC
Exhibit C	Form of Non-Compete Agreement

Schedule 1.7A	Calculation of Initial Acquisition Bonus Plan Amount
Schedule 1.7B	Assumed Debt
Schedule 1.7C	Excess Net Assumed Debt Amount
Schedule 1.7D	Calculation of Liquidation Preference Amounts (Total, and for each Series)
Schedule 1.7E	Calculation of Series A-E Initial Merger Consideration and Series A-E Per Share Closing Amounts
Schedule 1.7F	Amounts distributable at Closing to each holder of SMC Preferred Stock
Schedule 1.7G1	Amounts distributable with respect to first Earnout Payment
Schedule 1.7G2	Amounts distributable with respect to second Earnout Payment
Schedule 1.7H (1, 2, 3, etc.)	Amounts distributable with respect to each release of Retained Cash
Schedule 1.7(a)(ix)	Certain Indemnified Litigation and Claims
Schedule 4.11	List of SMC investor agreements
Schedule 4.15	Business Unit Operating Budget
Schedule 5.3A/B	Signatories to pre-signing offer letters and Non-compete Agreements
Schedule 5.3(e)	Material Contract Consents to be obtained by Closing
Schedule 8.1	Business Unit Revenues; Business Unit Products
Schedule 8.5	Operating Parameters

EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”), dated as of October 16, 2003, by and among Silicon Metrics Corporation, a Delaware corporation (“SMC”), Magma Design Automation, Inc., a Delaware corporation (“Magma”), Silicon Correlation, Inc., a Delaware corporation and a wholly owned subsidiary of Magma (“Acquisition Sub”), and Vess Johnson, a natural person residing in the State of Texas, and Austin Ventures V, L.P., as agents (together, the “Stockholder Agents”) for the SMC Stockholders and ABP Participants (each as defined below).

WHEREAS, upon and subject to the conditions of this Agreement Magma and SMC intend to enter into a business combination transaction.

WHEREAS, the board of directors of SMC has (i) determined that the Merger is advisable and in the best interests of the SMC Stockholders, (ii) approved the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend that the SMC Stockholders adopt and approve this Agreement and approve the Merger.

WHEREAS, certain officers and employees of SMC have entered into employment, non-competition, non-solicitation and nondisclosure agreements, effective upon consummation of the Merger, as an inducement to Magma and Acquisition Sub to enter into this Agreement.

WHEREAS, certain of the SMC Stockholders have concurrently herewith entered into voting agreements, agreeing to vote in favor of the Merger, as an inducement to Magma and Acquisition Sub to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, SMC, Magma, Acquisition Sub, and the Stockholder Agents, on behalf of the Stockholders, hereby agree as follows:

ARTICLE 1

THE MERGER

Section 1.1. The Merger. At the Effective Time (as defined below) and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit A (the “Certificate of Merger”) and the applicable provisions of the Delaware General Corporation Law (“Delaware Law”), Acquisition Sub shall be merged with and into SMC (the “Merger”). Following the Merger, SMC shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Acquisition Sub shall cease. Magma, as the sole stockholder of Acquisition Sub, hereby approves the Merger and this Agreement.

Section 1.2. Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of Delaware Law (the time the Merger becomes effective under Delaware Law being referred to herein as the “Effective Time”).

Section 1.3. Closing of the Merger. The closing of the Merger (the “Closing”) will take place at a time and on a date (the “Closing Date”) to be specified by the parties, which is intended to be on October 17, 2003, but in any event shall be no later than the second (2nd) business day after satisfaction of the last to be satisfied of the conditions set forth in Article 5 (other than those conditions that, by their terms, are to be satisfied at the Closing), at the offices of Fenwick & West LLP, 801 California Street, Mountain View, California 94041, unless another time, date or place is agreed to by the parties hereto. Magma and SMC shall use commercially reasonable efforts to cause the Closing to occur within five (5) business days after the date of this Agreement; provided, however, that this obligation to use commercially reasonable efforts shall not be construed to require the waiver of any condition to the Closing.

Section 1.4. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing and subject thereto, at the Effective Time of the Merger, all the properties, rights, privileges, powers and franchises of SMC and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities and obligations of SMC and Acquisition Sub shall become the debts, liabilities and obligations of the Surviving Corporation.

Section 1.5. Certificate of Incorporation and Bylaws. (a) Unless otherwise determined by Magma and SMC prior to the Effective Time:

(i) the certificate of incorporation of the Surviving Corporation shall be amended in its entirety so that it is identical to the certificate of incorporation of Acquisition Sub in effect immediately prior to the Effective Time, until thereafter amended as provided by law and such certificate of incorporation of the Surviving Corporation (with the Surviving Corporation to be publicly referred to as “Magma Design Automation’s Silicon Correlation Division”); and

(ii) the bylaws of the Surviving Corporation shall be amended in their entirety so that they are identical to the bylaws of Acquisition Sub in effect immediately prior to the Effective Time, until thereafter amended.

Section 1.6. Directors and Officers. The directors and officers of Acquisition Sub immediately prior to the Effective Time shall become the directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

Section 1.7. Conversion of Shares; Conversion Ratio.

(a) Definitions and Related Covenants:

(i) “ABP Participants” shall mean those Persons receiving any of the Total Acquisition Bonus Plan Amount.

(ii) “Assumed Debt” shall mean the aggregate amount of debt (excluding trade payables) of SMC as of the Closing, which amount will be set forth in a schedule to be provided by SMC to Magma five (5) business days prior to Closing and mutually agreed to by Magma and attached hereto as Schedule 1.7B when mutually agreed. Magma shall be conclusively entitled to rely on such schedule. Assumed Debt will not include mandatorily redeemable preferred stock or transaction expenses paid directly by SMC Stockholders or Nascentric.

(iii) “Contingent Acquisition Bonus Plan Amounts” shall mean in each case, an amount equal to to-be-determined percentage of the Total Merger Consideration less (i) any Excess Net Assumed Debt Amount and (ii) any Initial Acquisition Bonus Plan Amount or Contingent Acquisition Bonus Plan Amount previously paid.

(iv) “Earnout Payment” means the amount of Gross Contingent Consideration, if any, payable pursuant to Article 8 on any particular payment date.

(v) “Excess Net Assumed Debt Amount” shall mean the aggregate amount of Net Debt in excess of $1,700,000 (subject to Section 4.17).

(vi) “Gross Contingent Consideration” shall mean up to $14,000,000 in cash that may become payable pursuant to Article 8.

(vii) “Gross Initial Merger Consideration” shall mean $18,000,000.

(viii) “Initial Acquisition Bonus Plan Amount” shall mean an amount equal to a to-be-determined percentage (the “Initial ABP Factor”) of the gross Initial Merger Consideration less any Excess Net Assumed Debt Amount, where the Initial ABP Factor is the percentage specified in the Acquisition Bonus Plan Agreements, all as calculated and set forth in a schedule to be provided by SMC to Magma five (5) business days prior to the Closing Date. Magma shall be conclusively entitled to rely on such schedule, which shall be attached hereto as Schedule 1.7A.

(ix) “Litigation Matter” shall mean the pending litigation referred to in Schedule 1.7(a)(ix).

(x) “Litigation Retained Amount” shall be $800,000, subject to early release as provided in Section 1.7(g)(iii).

(xi) “Merger Consideration Retained Amount” shall mean $1,800,000.

(xii) “Nascentric” shall mean Nascentric, Inc., a Delaware corporation and a wholly-owned subsidiary of SMC that will be divested by SMC prior to the Closing.

(xiii) “Net Debt” shall mean Assumed Debt less the sum of (i) $174,994 plus (ii) the aggregate amount of cash and cash equivalents (which, for the avoidance of doubt, do not include accounts receivable) on the Balance Sheet, all as calculated and set forth in a schedule to be provided by SMC to Magma five (5) business days prior to the Closing Date and which schedule must be approved by Magma. Magma shall be conclusively entitled to rely on such schedule, which shall be attached hereto as Schedule 1.7C when mutually agreed.

(xiv) “Net Earnout Payment” means the amount of Gross Contingent Consideration payable pursuant to Article 8 on any particular payment date, less the Contingent Acquisition Bonus Plan Amount.

(xv) “Net Initial Merger Consideration” shall mean the Gross Initial Merger Consideration, less the sum of: (i) the Initial Acquisition Bonus Plan Amount; and (ii) the Excess Net Assumed Debt Amount.

(xvi) “Participating Contingent Consideration Amount”, means, for each Net Earnout Payment, an amount per share equal to such Net Earnout Payment divided by the Participating Total SMC Shares.

(xvii) “Participating Total SMC Shares” shall mean the Total SMC Shares excluding the Total Series A Shares.

(xviii) “Retained Cash” shall mean the Merger Consideration Retained Amount and the Litigation Retained Amount, collectively.

(xix) “Series A Initial Merger Consideration” means the product of (A) the fraction determined by dividing (x) the Series A Liquidation Preference Amount by (y) the Total Liquidation Preference Amount, times (B) the Net Initial Merger Consideration.

(xx) “Series B Initial Merger Consideration” means the product of (A) the fraction determined by dividing (x) the Series B Liquidation Preference Amount by (y) the Total Liquidation Preference Amount, times (B) the Net Initial Merger Consideration.

(xxi) “Series C Initial Merger Consideration” means the product of (A) the fraction determined by dividing (x) the Series C Liquidation Preference Amount by (y) the Total Liquidation Preference Amount, times (B) the Net Initial Merger Consideration.

(xxii) “Series D Initial Merger Consideration” means the product of (A) the fraction determined by dividing (x) the Series D Liquidation Preference Amount by (y) the Total Liquidation Preference Amount, times (B) the Net Initial Merger Consideration.

(xxiii) “Series E Initial Merger Consideration” means the product of (A) the fraction determined by dividing (x) the Series E Liquidation Preference Amount by (y) the Total Liquidation Preference Amount, times (B) the Net Initial Merger Consideration.

(xxiv) “Series A Liquidation Preference Amount” shall mean (i) the Series A Per Share Original Price multiplied by (ii) the total number of shares of Series A Preferred Stock outstanding immediately prior to the Effective Time (the “Total Series A Shares”).

(xxv) “Series B Liquidation Preference Amount” shall mean (i) the Series B Per Share Original Price multiplied by (ii) the total number of shares of Series B Preferred Stock outstanding immediately prior to the Effective Time (the “Total Series B Shares”).

(xxvi) “Series C Liquidation Preference Amount” shall mean (i) the Series C Per Share Original Price multiplied by (ii) the total number of shares of Series C Preferred Stock outstanding immediately prior to the Effective Time (the “Total Series C Shares”).

(xxvii) “Series D Liquidation Preference Amount” shall mean (i) the Series D Per Share Original Price multiplied by (ii) the total number of shares of Series D Preferred Stock outstanding immediately prior to the Effective Time (the “Total Series D Shares”).

(xxviii) “Series E Liquidation Preference Amount” shall mean (i) the Series E Per Share Original Price multiplied by (ii) the total number of shares of Series E Preferred Stock outstanding immediately prior to the Effective Time (the “Total Series E Shares”).

(xxix) “Series A Non-Participating Contingent Merger Consideration Amount”, means, for each Net Earnout Payment, an amount per share equal to the lesser of: (i) the product of (A) the fraction determined by dividing (x) the Series A Preference Amount by (y) the Total Liquidation Preference Amount, times (B) the fraction determined by dividing (x) such Net Earnout Payment by (y) the Total Series A Shares; and (ii) Series A Per Share Original Price minus the Series A Per Share Closing Amount.

(xxx) “Series B Non-Participating Contingent Merger Consideration Amount”, means, for each Net Earnout Payment, an amount per share equal to the lesser of: (i) the product of (A) the fraction determined by dividing (x) the Series B Preference Amount by (y) the Total Liquidation Preference Amount, times (B) the fraction determined by dividing (x) such Net Earnout Payment by (y) the Total Series B Shares; and (ii) Series B Per Share Original Price minus the Series B Per Share Closing Amount.

(xxxi) “Series C Non-Participating Contingent Merger Consideration Amount”, means, for each Net Earnout Payment, an amount per share equal to the lesser of: (i) the product of (A) the fraction determined by dividing (x) the Series C Preference Amount by (y) the Total Liquidation Preference Amount, times (B) the fraction determined by dividing (x) such Net Earnout Payment by (y) the Total Series C Shares; and (ii) Series C Per Share Original Price minus the Series C Per Share Closing Amount.

(xxxii) “Series D Non-Participating Contingent Merger Consideration Amount”, means, for each Net Earnout Payment, an amount per share equal to the lesser of: (i) the product of (A) the fraction determined by dividing (x) the Series D Preference Amount by (y) the Total Liquidation Preference Amount, times (B) the fraction determined by dividing (x) such Net Earnout Payment by (y) the Total Series D Shares; and (ii) Series D Per Share Original Price minus the Series D Per Share Closing Amount.

(xxxiii) “Series E Non-Participating Contingent Merger Consideration Amount”, means, for each Net Earnout Payment, an amount per share equal to the lesser of: (i) the product of (A) the fraction determined by dividing (x) the Series E Preference Amount by (y) the Total Liquidation Preference Amount, times (B) the fraction determined by dividing (x) such Net Earnout Payment by (y) the Total Series E Shares; and (ii) Series E Per Share Original Price minus the Series E Per Share Closing Amount.

(xxxiv) “Series A Per Share Closing Amount” shall mean an amount per share of Series A Preferred Stock in cash equal to the quotient obtained by dividing (1) the Series A Initial Merger Consideration by (2) the Total Series A Shares.

(xxxv) “Series B Per Share Closing Amount” shall mean an amount per share of Series B Preferred Stock in cash equal to the quotient obtained by dividing (1) the Series B Initial Merger Consideration by (2) the Total Series B Shares.

(xxxvi) “Series C Per Share Closing Amount” shall mean an amount per share of Series C Preferred Stock in cash equal to the quotient obtained by dividing (1) the Series C Initial Merger Consideration by (2) the Total Series C Shares.

(xxxvii) “Series D Per Share Closing Amount” shall mean an amount per share of Series D Preferred Stock in cash equal to the quotient obtained by dividing (1) the Series D Initial Merger Consideration by (2) the Total Series D Shares.

(xxxviii) “Series E Per Share Closing Amount” shall mean an amount per share of Series E Preferred Stock in cash equal to the quotient obtained by dividing (1) the Series E Initial Merger Consideration by (2) the Total Series E Shares.

(xxxix) “Series A Per Share Original Price” shall mean $0.282185.

(xl) “Series B Per Share Original Price” shall mean $0.50.

(xli) “Series C Per Share Original Price” shall mean $1.015.

(xlii) “Series D Per Share Original Price” shall mean $1.791.

(xliii) “Series E Per Share Original Price” shall mean $1.258.

(xliv) “Series A Preferred Stock” shall mean the Series A Convertible Preferred Stock, $0.0002 par value, of SMC.

(xlv) “Series B Preferred Stock” shall mean the Series B Convertible Preferred Stock, $0.0002 par value, of SMC.

(xlvi) “Series C Preferred Stock” shall mean the Series C Convertible Preferred Stock, $0.0002 par value, of SMC.

(xlvii) “Series D Preferred Stock” shall mean the Series D Convertible Preferred Stock, $0.0002 par value, of SMC.

(xlviii) “Series E Preferred Stock” shall mean the Series E Convertible Preferred Stock, $0.0002 par value, of SMC.

(xlix) “Setoff Amount” has the meaning set forth in Section 1.7(h)(ii).

(l) “SMC Capital Stock” shall mean, collectively, the SMC Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

(li) “SMC Common Stock” shall mean the common stock, $0.0002 par value, of SMC.

(lii) “SMC LLC” shall mean SMC Technology L.L.C., a Texas limited liability company and a wholly-owned subsidiary of SMC that will be dissolved by SMC prior to the Closing.

(liii) “Supplemental Litigation Retained Amount” shall have the meaning set forth in Section 1.7(g)(ii)(A).

(liv) “Total Acquisition Bonus Plan Amount” shall mean the sum of the Initial Acquisition Bonus Plan Amount and any Contingent Acquisition Bonus Plan Amounts.

(lv) “Total Liquidation Preference Amount” shall mean the sum of the Series A Liquidation Preference Amount, the Series B Liquidation Preference Amount, the Series C Liquidation Preference Amount, the Series D Liquidation Preference Amount, and the Series E Liquidation Preference Amount. Five (5) business days prior to the Closing Date, SMC shall provide to Magma a schedule, which schedule must be approved by Magma, containing the calculation of the Liquidation Preference Amount of each series of Preferred Stock (including the number of shares of each series that will be outstanding as of immediately prior to the Effective Time) and the calculation of the Total Liquidation Preference Amount. Magma shall be conclusively entitled to rely on such schedule, which shall be attached hereto as Schedule 1.7D when mutually agreed.

(lvi) “Total Merger Consideration” shall mean the Gross Initial Merger Consideration plus, if any, the total amount of Gross Contingent Consideration paid under Article 8 hereof.

(lvii) “Total SMC Shares” shall mean all shares of SMC Capital Stock outstanding immediately prior to the Effective Time, on an as-converted to SMC Common Stock basis.

(b) Conversion; Effective Time. At the Effective Time, by virtue of the Merger (and without any action on the part of Acquisition Sub, SMC or any stockholder thereof), each share of (i) SMC Common Stock, (ii) Series A Preferred Stock, (iii) Series B Preferred Stock, (iv) Series C Preferred Stock, (v) Series D Preferred Stock, and (vi) Series E Preferred Stock, issued and outstanding immediately prior to the Effective Time (in each case excluding any Dissenting Shares (as defined below)), shall, except as otherwise provided in Section 1.8, be converted into and shall become the right to receive the amounts in cash as herein provided. Subject to the other provisions of this Agreement, the amount of cash that will be distributed as a result of the Merger for each of the shares of SMC Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (collectively, the “SMC Stock” and shares thereof collectively, the “SMC Shares” and the holders thereof collectively, the “SMC Stockholders”) will be determined as follows, subject to Section 1.8:

(i) Series A Preferred. Each share of Series A Preferred Stock shall be converted into the right to receive an amount of cash equal to (i) the Series A Per Share Closing Amount plus (ii) if any, the Series A Non-Participating Contingent Merger Consideration Amount, subject to deductions with respect to the Merger Consideration Retained Amount and the Litigation Retained Amount as provided in Section 1.7(g) and Article 7 below.

(ii) Series B Preferred. Each share of Series B Preferred Stock shall be converted into the right to receive an amount of cash equal to (i) the Series B Per Share Closing Amount, plus (ii) if any, the Series B Non-Participating Contingent Merger Consideration Amount, plus (iii) if any, the Participating Contingent Consideration Amount, subject to deductions with respect to the Merger Consideration Retained Amount and the Litigation Retained Amount as provided in Section 1.7(g) and Article 7 below.

(iii) Series C Preferred. Each share of Series C Preferred Stock shall be converted into the right to receive an amount of cash equal to (i) the Series C Per Share Closing Amount, plus (ii) if any, the Series C Non-Participating Contingent Merger Consideration Amount, plus (iii) if any, the Participating Contingent Consideration Amount, subject to deductions with respect to the Merger Consideration Retained Amount and the Litigation Retained Amount as provided in Section 1.7(g) and Article 7 below.

(iv) Series D Preferred. Each share of Series D Preferred Stock shall be converted into the right to receive an amount of cash equal to (i) the Series D Per Share Closing Amount, plus (ii) if any, the Series D Non-Participating Contingent Merger Consideration Amount, plus (iii) if any, the Participating Contingent Consideration Amount, subject to deductions with respect to the Merger Consideration Retained Amount and the Litigation Retained Amount as provided in Section 1.7(g) and Article 7 below.

(v) Series E Preferred. Each share of Series E Preferred Stock shall be converted into the right to receive an amount of cash equal to (i) the Series E Per Share Closing Amount, plus (ii) if any, the Series E Non-Participating Contingent Merger Consideration Amount, plus (iii) if any, the Participating Contingent Consideration Amount, subject to deductions with respect to the Merger Consideration Retained Amount and the Litigation Retained Amount as provided in Section 1.7(g) and Article 7 below.

(vi) Common Stock. Each share of Common Stock shall be converted into the right to receive an amount of cash equal to, if any, the Participating Contingent Consideration Amount, subject to deductions with respect to the Merger Consideration Retained Amount the Litigation Retained Amount as provided in Section 1.7(g) and Article 7 below.

(vii) Certificates Of Calculation. SMC shall provide to Magma a schedule, which schedule must be approved by Magma, containing the calculation of the Series A-E Initial Merger Consideration and Series A-E Per Share Closing Amounts, which shall be attached hereto as Schedule 1.7E when mutually agreed. SMC shall provide to Magma, five (5) business days prior to the Closing Date, a schedule setting forth the amounts distributable at the Closing to each holder of SMC Preferred Stock in accordance with this Agreement, and when such schedule has been approved by Magma it shall be attached hereto as Schedule 1.7F. Promptly after Magma advises SMC of the amount of any scheduled Earnout Payment, SMC shall provide to Magma, five (5) business days prior to the scheduled date for payment of such Earnout Payment, a schedule setting forth the portions thereof distributable to each holder of SMC Capital Stock and each ABP Participant in accordance with this Agreement, and when such schedule has been approved by Magma it shall be attached hereto as Schedule 1.7G1 (for the first Earnout Payment) and Schedule 1.7G2 (for the second Earnout Payment). Promptly after Magma advises SMC of the amount of any proposed release of Retained Cash pursuant to Section 1.7(g)(ii) or Article 7, SMC shall provide to Magma, five (5) business days prior to the scheduled date for such release of funds, a schedule setting forth the portions thereof distributable to each holder of SMC Capital Stock and each ABP Participant in accordance with this Agreement, and when such schedule has been approved by Magma it shall be attached hereto as Schedule 1.7H (numbered sequentially for each release of funds). Magma shall be conclusively entitled to rely on such schedules.

(c) Acquisition Sub Shares. At the Effective Time, each outstanding share of the common stock, no par value, of Acquisition Sub shall be converted into one (1) share of common stock, no par value, of Surviving Corporation.

(d) Calculation. Unless specified otherwise herein, the results of the calculations called for by this Agreement shall be carried out to five decimal places; provided, that any cash payments shall be rounded to the nearest cent.

(e) Adjustments to the Merger Consideration. The Series A Per Share Original Price, Series B Per Share Original Price, Series C Per Share Original Price, Series D Per Share Original Price, Series E Per Share Original Price, Total Liquidation Preference Amount, and the per share amount of each Earnout Payment for each series of Preferred Stock shall each be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend, reorganization, recapitalization or other like change with respect to the SMC Stock occurring after the date hereof and prior to the Effective Time.

(f) Stock Options and Warrants. At the Effective Time, each (i) outstanding option to purchase shares of SMC Common Stock, including those listed on Item 2.3(b) to the Disclosure Letter (each a “SMC Option” and the holders thereof, the “Option Holders”) issued pursuant to the Silicon Metrics Corporation 2002 Stock Option/Stock Issuance Plan (“SMC Plan”) or the Taveren Technologies, Inc. 1997 Stock Option/Stock Issuance Plan (collectively with the SMC Plan, the “SMC Plans”), whether vested or unvested, whether then exercisable or not, and (ii) outstanding warrant to purchase shares of SMC Capital Stock, including those listed on Item 2.3(b) to the Disclosure Letter (each a “SMC Warrant”), shall cease to represent a right to acquire SMC Shares and shall automatically be cancelled and terminated. Neither Magma nor the Surviving Corporation shall assume any SMC Options or SMC Warrants after the Merger. Magma hereby agrees and acknowledges that the vesting of the SMC Options will accelerate in full immediately prior to, but contingent upon, the consummation of the Merger. Magma further acknowledges and agrees that some or all of the SMC Options and SMC Warrants may be exercised prior to the Closing Date, resulting in the issuance of additional SMC Shares between the date of this Agreement and the Closing Date.

(g) Cash Withheld; Release of Retained Cash.

(i) Notwithstanding Sections 1.7(a) and 1.7(b), the Merger Consideration Retained Amount will be withheld from the Gross Initial Merger Consideration otherwise payable to the SMC Stockholders and ABP Participants at the Effective Time pursuant to Section 1.7(b) and will be retained by Magma as security for the SMC Stockholders’ and ABP Participants’ indemnification obligations pursuant to Sections 7.2(a)(i) through (iii) and the Litigation Retained Amount will be withheld from the Gross Initial Merger Consideration otherwise payable to the SMC Stockholders and ABP Participants at the Effective Time pursuant to Section 1.7(b) and will be retained by Magma pursuant to this Section 1.7(g) and Article 7 as security for the SMC Stockholders’ and ABP Participants’ indemnification obligations pursuant to Section 7.2(a)(iii).

(ii) The Retained Cash (i.e., the Merger Consideration Retained Amount and Litigation Retained Amount) will be held and distributed in accordance with this Section 1.7(g)(ii) and Article 7. Notwithstanding any other provision of this Agreement, and for the avoidance of doubt, no third party escrow agent will be used (either for the Gross Contingent Consideration or for the Retained Cash). Magma will retain the Gross Contingent Consideration in its general unsegregated cash accounts. Magma will retain the Retained Cash in a segregated bank account, with Magma’s normal primary commercial bank (or another bank approved by Magma and the Stockholder Agents), bearing the rate of interest Magma receives on its funds in its other interest bearing commercial bank accounts, subject to utilization of Retained Cash by Magma to satisfy indemnity claims if and as permitted under Article 7. To the extent not so used in accordance herewith and not subject to pending indemnity claims (as provided in Section 7.3(b)), Retained Cash (together with interest thereon) will be released to SMC Stockholders and ABP Participants as follows:

(A) following the first anniversary of the Closing Date, (i) the remaining balance of the Merger Consideration Retained Amount and interest thereon will be released in full to the SMC Stockholders and ABP Participants if (1) a final non-appealable judgment (or, if appealable, the period to make an appeal has expired or Magma has otherwise determined that such an appeal is unlikely) releasing SMC from any liability in the Litigation has been issued or (2) there has occurred a resolution of the Litigation Matter by settlement (with a full general release to SMC and its successors) mutually acceptable to Magma and the Stockholder Agents and a final non-appealable judgment (or, if appealable, the period to make an appeal has expired or Magma has otherwise determined that such an appeal is unlikely) or dismissal of the Litigation Matter with prejudice with respect to such settlement (either of clauses (1) or (2), an “Approved Litigation Matter Resolution”), or (ii) if the Approved Litigation Matter Resolution has not occurred, such amount of the remaining balance of the Merger Consideration Retained Amount that exceeds the sum of (x) $1,400,000 plus (y) interest on $1,400,000 will be released to the SMC Stockholders and ABP Participants and the amount (up to $1,400,000 plus interest thereon) that continues to be withheld by Magma will be retained by Magma pursuant to this Section 1.7(g) and Article 7 as additional security for the SMC Stockholders’ indemnification obligations pursuant to Section 7.2(a)(iii) (after the first anniversary of the Closing Date, such amount held over, if any, the “Supplemental Litigation Retained Amount”); and

(B) the remaining balance of the Litigation Retained Amount and the Supplemental Litigation Retained Amount, after payment of all Litigation Matter-related indemnity claims, will be released in full together with interest thereon within ten (10) business days after an Approved Litigation Matter Resolution occurs. Interest with respect to portions of the Retained Cash ultimately retained by Magma in satisfaction of indemnity claims in accordance with this Agreement shall revert to Magma.

(h) Earnout.

(i) Earnout Payments. In addition to the Net Initial Merger Consideration payable pursuant to Sections 1.7(a) and (b), an amount up to the Gross Contingent Consideration may be payable by Magma to the former SMC Stockholders and ABP Participants all in accordance with Article 8 (the aggregate amount of the Gross Contingent Consideration payable pursuant to Article 8, the “Earnout”). Upon the Business Unit (as defined in Section 8.1) achieving or exceeding the Earnout Thresholds as set forth in Article 8, Magma shall pay to the former SMC Stockholders and ABP Participants, in accordance with Article 8 and subject to the provisions of Sections 1.7(g) and 1.7(h)(ii) and Article 7 hereof, the then payable portion of the Gross Contingent Consideration, less (i) the Contingent Acquisition Bonus Plan Amount and (ii) any applicable Setoff Amount.

(ii) Setoff Right. To the extent that any Litigation Related Losses (as defined below) have been paid or have become payable (including pursuant to any order or judgment that has been issued (whether or not such judgment has been appealed) or any settlement mutually acceptable to Magma and the Stockholder Agents that has been entered into) as of the time of an Earnout Payment, then Magma may setoff such paid or payable Litigation Related Losses (net of any amounts previously reimbursed by insurance) against such Earnout Payment (the amount of any such setoff, a “Setoff Amount”). If the amount of any Earnout Payment is insufficient to fully satisfy the then payable Litigation Related Losses, then the amount of such deficiency may be added to the amount to be setoff against the next Earnout Payment, if any, and in any event Magma may seek indemnification for any Litigation Related Losses from the Retained Cash (provided that Magma may not recover more than once with respect to any particular Litigation Related Losses). To the extent any judgment amount giving rise to a setoff is reduced or returned to Magma pursuant to a final judgment, a non-appealable appellate ruling, or otherwise, Magma shall promptly pay such reduced or returned amount to the former SMC Stockholders and ABP Participants in accordance with Article 8. “Litigation Related Losses” means Losses (as defined in Section 7.2(a)) that are indemnifiable pursuant to Section 7.2(a)(iii).

(i) Exchange of SMC Shares for Initial Merger Consideration. At the Effective Time, each SMC Share issued and outstanding immediately prior to the Effective Time (excluding any Dissenting Shares) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate previously evidencing any such shares (the “Certificates”) shall thereafter represent the right to receive only the portion of the Total Merger Consideration distributable with respect to such SMC Share under Section 1.7(b) and Article 8, subject to Sections 1.7(g) and (h) above and Articles 7 and 8 hereof. The holders of Certificates shall cease to have any rights with respect to the SMC Shares previously represented thereby, except as otherwise provided herein or by applicable law. Such Certificates shall be exchanged for cash as provided in Section 1.9.

Section 1.8 Dissenters’ and Appraisal Rights. SMC Shares that have not been voted for approval of this Agreement and with respect to which a demand for payment and appraisal have been properly made in accordance with Chapter 13 of the Delaware Law (“Dissenting Shares”), will not be converted into the right to receive that portion of the Total Merger Consideration otherwise payable with respect to such SMC Shares at and after the Effective Time but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the laws of the State of Delaware. If a holder of Dissenting Shares (a “Dissenting Stockholder”) withdraws such holder’s demand for such payment and appraisal or becomes ineligible for such payment and appraisal under Delaware Law, then, as of the Effective Time or the occurrence of such event of withdrawal or ineligibility, whichever last occurs, such holder’s Dissenting Shares will cease to be Dissenting Shares and will be converted into the right to receive, and will be exchangeable for, that portion of the Total Merger Consideration into which such Dissenting Shares would have been converted pursuant to Section 1.7 and Article 8. SMC will give Magma and Acquisition Sub prompt notice of any demand received by SMC from a holder of Dissenting Shares for appraisal of SMC Shares, and Magma shall have the right to participate in all negotiations and proceedings with respect to such demand. SMC agrees that, except with the prior written consent of Magma and Acquisition Sub, or as required under the Delaware Law, it will not voluntarily make any payment with respect to, or settle or offer or agree to settle, any such demand for appraisal. Each Dissenting Stockholder who, pursuant to Delaware Law, becomes entitled to payment of the value of the Dissenting Shares will receive payment therefor (but only after the value therefor has been agreed upon or finally determined pursuant to such provisions and only to the extent permitted by applicable law).

Section 1.9 Surrender of Certificates.

(a) Letter of Transmittal. As soon as reasonably practicable after the Effective Time, Magma shall mail to each holder of record of a Certificate or Certificates whose SMC Shares were converted into the right to receive cash pursuant to Section 1.7: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to Magma), together with a Form W-9 or W-8BEN, as applicable; and (ii) instructions for use in effecting the surrender of the Certificates in exchange for cash as herein provided; Magma shall exercise commercially reasonable efforts to effect such mailing within five (5) business days after the Effective Time. Upon surrender of a Certificate for cancellation to Magma together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a check or wire transfer representing the cash consideration that such holder has the right to receive pursuant to this Article 1 (less any applicable withholding taxes) and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of SMC Shares that is not registered in the transfer records of SMC, the proper amount of cash consideration may be paid to a transferee if the Certificate representing such SMC Shares is presented to Magma accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 1.9, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash contemplated by this Article 1.

(b) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, Magma shall issue in exchange therefor, upon the making of an affidavit of that fact by the record holder thereof, such amount of cash, if any, as may be required pursuant to this Agreement; provided, however, that Magma or its transfer agent may require the delivery of a suitable bond or indemnity if that is its customary practice.

(c) No Further Registration. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the SMC Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for cash if and as provided in this Article 1.

(d) Escheat. Neither Magma nor the Surviving Corporation shall be liable to any holder of SMC Shares for any portion of the Total Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 1.10 Tax Treatment. The parties agree and acknowledge that neither Magma, Acquisition Sub, SMC nor the Stockholder Agents has made any representation, warranty or covenant regarding the status of the Merger as a reorganization.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SMC

SMC hereby represents and warrants to each of Magma and the Acquisition Sub, subject to the exceptions set forth in the Disclosure Letter (the “Disclosure Letter”) delivered by SMC to Magma in accordance with Section 4.9 (which exceptions shall specifically identify the Section, subsection or paragraph, as applicable, to which such exception relates), that:

Section 2.1. Organization and Good Standing. SMC and each of its Subsidiaries (defined below) is a corporation (or in the case of SMC Technology L.L.C., a limited liability company) duly organized, validly existing and in good standing under the laws of the state of its incorporation or formation, has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as proposed to be conducted, and is qualified as a foreign corporation in each jurisdiction listed on Item 2.1 to the Disclosure Letter.

Section 2.2. Power, Authorization and Validity.

(a) Power and Capacity. SMC has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement, and all agreements to which SMC is or will be a party that are required to be executed pursuant to this Agreement (the “SMC Ancillary Agreements”). The execution, delivery and performance of this Agreement and the SMC Ancillary Agreements have been duly and validly approved and authorized by SMC’s board of directors as required by applicable law and SMC’s certification of incorporation and bylaws.

(b) No Filings. No filing, authorization or approval, governmental or otherwise, is necessary to enable SMC to enter into, and to perform its obligations under, this Agreement and the SMC Ancillary Agreements, except for (a) the filing of the Certificate of Merger with the Secretary of State of Delaware and the filing of appropriate documents with the relevant authorities of other states or foreign jurisdictions in which SMC or its Subsidiaries are qualified to do business, if any, (b) such filings as may be required to comply with federal and state securities laws, (c) the approval of the SMC Stockholders of the transactions contemplated hereby, (d) consents required under contracts disclosed on Item 2.5 to the Disclosure Letter as exceptions to the representation made in the last sentence of Section 2.5 below; and (e) any other filings, authorizations or approvals expressly provided for herein.

(c) Binding Obligation. Subject to approval of this Agreement and the Merger by the SMC Stockholders, this Agreement and the SMC Ancillary Agreements are, or when executed by SMC, assuming the due authorization, execution and delivery of this Agreement by Magma and Acquisition Sub, will be, valid and binding obligations of SMC enforceable in accordance with their respective terms, except as to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally, (b) rules of law governing specific performance, injunctive relief and other equitable remedies and (c) the enforceability of provisions requiring indemnification in connection with the offering, issuance or sale of securities; provided, however, that the Certificate of Merger will not be effective until filed with the Delaware Secretary of State.

Section 2.3. Capitalization of SMC.

(a) Authorized and Outstanding Capital Stock. As of the date hereof, the authorized shares of capital stock of SMC consists of 41,000,000 shares of SMC Common Stock, of which 4,444,134 shares are issued and outstanding; 567,008 shares of Series A Preferred Stock, of which 567,008 shares are issued and outstanding; 5,075,000 shares of Series B Preferred Stock, of which 5,000,000 shares are issued and outstanding; 7,100,000 shares of Series C Preferred Stock, of which 5,985,222 shares are issued and outstanding; 5,000,000 shares of Series D Preferred Stock, of which 4,466,778 shares are issued and outstanding; and 7,000,000 shares of Series E Preferred Stock, of which 5,557,673 shares are issued and outstanding. To SMC’s knowledge, each holder of the SMC Shares holds good and marketable title to such SMC Shares, free and clear of all liens, agreements, voting trusts, proxies and other arrangements or restrictions of any kind whatsoever (other than normal restrictions on transfer under applicable federal and state securities laws and as set forth on Item 2.3(a) to the Disclosure Letter). All issued and outstanding shares of SMC Common Stock and Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock have been duly authorized and were validly issued, are fully paid and nonassessable, are not subject to any right of rescission, are not subject to preemptive rights by statute, the certificate of incorporation or bylaws of SMC, or any agreement or document to which SMC is a party or by which it is bound and have been offered, issued, sold and delivered by SMC in compliance with all registration or qualification requirements (or applicable exemptions therefrom) of applicable federal and state securities laws. Except as set forth on Item 2.3(a) to the Disclosure Letter, there are no currently outstanding securities registration rights granted by SMC under which SMC is obligated to register under the Securities Act of 1933, as amended (the “Securities Act”) any of its presently outstanding securities or any securities that may be subsequently issued. All issued and outstanding shares of SMC Stock have been duly authorized and were validly issued and granted in compliance with all applicable federal, stated and foreign securities laws and other applicable material legal requirements and all material requirements set forth in applicable agreements or instruments. There is no liability for dividends accrued but unpaid with respect to SMC’s outstanding securities.

(b) Options/Rights. An aggregate of 7,200,250 shares of SMC Common Stock are reserved and authorized for issuance pursuant to the SMC Plans (as defined below), of which options to purchase a total of 5,520,393 shares of SMC Common Stock are outstanding. In addition, there are SMC Warrants outstanding to purchase 20,000 shares of SMC Common Stock; 75,000 shares of Series B Preferred Stock of SMC; 967,484 shares of Series C Preferred Stock of SMC; and 400,000 shares of Series E Preferred Stock of SMC. Except as described above or as disclosed on Item 2.3(b) to the Disclosure Letter, there are no stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any of SMC’s authorized but unissued capital stock or any securities or debt convertible into or exchangeable for shares of SMC Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock or obligating SMC to grant, extend or enter into such option, warrant, call, commitment, conversion privileges or preemptive or other right or agreement. SMC has delivered to Magma a correct and complete list of each SMC Option outstanding as of the date hereof, including the name of the holder of such SMC Option, the SMC Plan pursuant to which such SMC Option was issued, the number of shares covered by such SMC Option, the per share exercise price of such SMC Option. The terms of the SMC Plans provide that all outstanding options granted under the SMC Plans will terminate upon a merger of SMC if the successor corporation does not assume the SMC Options. Magma acknowledges that some or all of the vested SMC Options and SMC Warrants may be exercised after the date of this Agreement and prior to the Closing Date. SMC has delivered to Magma a correct and complete list of each SMC Warrant outstanding as of the date hereof, including the name of the holder of such SMC Warrant, the Agreement pursuant to which such SMC Warrant was issued, the number of shares covered by such SMC Warrant and the per share exercise price of such SMC Warrant.

(c) Except as contemplated by this Agreement, there are no voting agreements, voting trusts or proxies applicable to any SMC Shares or SMC Options or to the conversion of any SMC Shares in the Merger pursuant to any agreement or obligation to which SMC or any Subsidiary is a party or, to SMC’s knowledge, pursuant to any other agreement or obligation.

Section 2.4. Subsidiaries. Except for the subsidiaries listed on Item 2.4 to the Disclosure Letter (collectively the “Subsidiaries” and each a “Subsidiary”), each of which is wholly-owned by SMC except as disclosed on such Item 2.4, SMC does not have any subsidiaries or any interest, direct or indirect, in any corporation, partnership, joint venture, limited liability company, or other business entity.

Section 2.5. No Violation of Existing Agreements; Third Party Consents and Approvals. Neither the execution and delivery of this Agreement nor any SMC Ancillary Agreement, nor, subject to the receipt of the approvals and consents specified in Schedule 5.3(e), the consummation of the transactions contemplated hereby, will (a) violate or conflict with (with or without notice or lapse of time, or both) any provision of the certificate of incorporation or bylaws of SMC or the charter documents of any Subsidiary, as currently in effect, (b) violate or conflict with (with or without notice or lapse of time, or both), or result in or constitute a breach or default under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under any of the terms, conditions or provisions of any Material Contract (as defined below), (c) impair or alter the rights or obligations of SMC or any Subsidiary under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of SMC or any Subsidiary pursuant to, any note, bond, mortgage, indenture, agreement, contract, commitment, lease, license, permit, franchise, concession, or other instrument or obligation to which SMC or any Subsidiary is a party or by which SMC or any Subsidiary or any of their assets are bound or affected, (d) violate or conflict with (with or without notice or lapse of time, or both), or result in or constitute a breach or default under any federal, state, local or foreign judgment, writ, decree, order, statute, rule or regulation applicable to SMC or any Subsidiary or their respective assets or properties, or (e) violate, conflict with, contravene or give any Person the right to exercise any remedy or obtain any relief under any court order or regulation (except for dissenter’s rights in connection with the Merger). Item 2.5 to the Disclosure Letter lists all consents, waivers and approvals required to be obtained under any of the agreements, licenses or leases of SMC or any Subsidiary in connection with the consummation of the transactions contemplated hereby.

Section 2.6. Litigation. Except as set forth on Item 2.6 to the Disclosure Letter, there is no action, proceeding, claim or investigation pending against SMC, any Subsidiary or against any of their officers, directors, employees or agents acting in their capacities as such or against any of SMC’s assets before any court or administrative agency, nor, to the best of SMC’s knowledge, has any such action, proceeding, claim or investigation been threatened. There is, to the best of SMC’s knowledge, no reasonable basis for any stockholder or former stockholder of SMC, or any other person, firm, corporation, or entity, to assert a claim against SMC, any Subsidiary or Magma based upon: (a) ownership or rights to ownership of any SMC Shares (except for dissenter’s rights in connection with the Merger), (b) any rights as an SMC Stockholder, including any option or preemptive rights or rights to notice or to vote, or (c) any rights under any agreement among SMC and its stockholders. Except as set forth on Item 2.6 to the Disclosure Letter, neither SMC nor any Subsidiary is the subject of, or bound by, any outstanding court order. No director or executive officer of SMC or any Subsidiary has asserted a claim to seek indemnification from SMC or any Subsidiary under such entity’s charter documents or any indemnification agreement between SMC or any Subsidiary and such person. SMC represents that to its knowledge there is no current basis for any indemnity claim under Article 7 hereof.

Section 2.7. Taxes. Except as set forth on Item 2.7 to the Disclosure Letter:

(a) SMC and each Subsidiary have timely filed all material federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes (“Returns”) required to be filed by or on behalf of them with any Tax authority, such Returns are true, correct and complete in all material respects, and SMC and each Subsidiary have paid all Taxes shown to be due on such Returns.

(b) SMC and each Subsidiary have complied with all Regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), have, within the time and in the manner prescribed by all Regulations, withheld from employee wages and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under all applicable laws, including federal and state income tax laws, the Federal Insurance Contribution Act (“FICA”), Medicare and the Federal Unemployment Tax Act, and have timely filed all withholding Tax returns.

(c) Neither SMC nor any Subsidiary have been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against SMC or any Subsidiary, nor has SMC or any Subsidiary executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d) No audit or other examination of any Return of SMC or any Subsidiary by any Tax authority is presently in progress, nor has SMC or any Subsidiary been notified in writing, or to the knowledge of SMC, otherwise, of any request for such an audit or other examination that is reasonably likely to result in any adjustment that is material to SMC.

(e) No adjustment relating to any Returns filed by SMC or any Subsidiary has been proposed in writing formally, or to the knowledge of SMC, informally, by any Tax authority to SMC or any Subsidiary or any representative thereof that is reasonably likely to be material to SMC.

(f) Neither SMC nor any Subsidiary has any liability for unpaid Taxes which has not been accrued for or reserved on the Balance Sheet (as defined below) in accordance with United States generally accepted accounting principles (“GAAP”) other than any liability for unpaid Taxes that may have accrued since the Balance Sheet Date (as defined below) in connection with the operation of the business of SMC or any Subsidiary in the ordinary course.

(g) There is no agreement, plan or arrangement to which SMC or any Subsidiary is a party, including this Agreement and the agreements entered into in connection with this Agreement, covering any employee or former employee of SMC or any Subsidiary that, individually or collectively, would be reasonably likely to give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code.

(h) Neither SMC nor any Subsidiary has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by SMC or any Subsidiary.

(i) Neither SMC nor any Subsidiary is a party to or bound by any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

(j) Except as may be required as a result of the Merger, neither SMC nor any Subsidiary has been and neither SMC nor any Subsidiary will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

(k) None of the assets of SMC or its Subsidiaries are tax exempt use property within the meaning of Section 168(h) of the Code.

(l) No benefit payable or which may become payable by SMC or any Subsidiary pursuant to any SMC Employee Plan or SMC Benefit Arrangement (each as defined in Section 2.16(c) of this Agreement) or as a result of or arising under this Agreement will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) which is subject to the imposition of an excise tax under Section 4999 of the Code or which would not be deductible by reason of Sections 404, 162 or 280G of the Code.

For the purposes of this Agreement, “Tax”, “Taxes” or “Taxable” refers to (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated consolidated, combined or unitary group, and (iii) any liability for amounts of the type described in clauses (i) and (ii) as a result of any express or implied obligation to indemnify another Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

Section 2.8. SMC Financial Statements. SMC has delivered to Magma as Item 2.8 to the Disclosure Letter, SMC’s audited consolidated (i) balance sheet as of December 31, 2002 and income statement for the year then ended, and (ii) unaudited balance sheet as of August 31, 2003 and income statement for the eight-month period then ended (collectively the “Financial Statements”). The unaudited consolidated balance sheet as of August 31, 2003 (“Balance Sheet Date”) is herein referred to as the “Balance Sheet”. The Financial Statements (a) are derived from and in accordance with the books and records of SMC, (b) are compiled on a cash basis, (c) have been prepared in all material respects in accordance with GAAP consistently applied and maintained throughout the periods indicated, and (d) fairly present the consolidated financial condition and results of operations of SMC and its consolidated Subsidiaries at the dates and for the periods indicated therein (subject to normal year-end adjustments and except that they do not contain all required footnotes). SMC has no material debt, liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, that is not reflected or reserved against in the Balance Sheet, except for those that may have been incurred after the date of the Balance Sheet in the ordinary course of its business, consistent with past practice which do not result from any breach of contract, tort or violation of law and that are not material in amount either individually or collectively. All reserves established by SMC that are set forth in or reflected in the Balance Sheet are in accordance with GAAP. At the Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 issued by the Financial Accounting Standards Board in March 1975) which are not adequately provided for in the Balance Sheet as required by Statement No. 5.

Section 2.9. Title to Properties. Except as provided on Item 2.9 to the Disclosure Letter, SMC has good and marketable title to all assets reflected on the Balance Sheet free and clear of all liens, charges, restrictions or encumbrances (other than for taxes not yet due and payable). The assets of SMC and its Subsidiaries constitute all of the assets, rights and properties, tangible or intangible, real or personal, which are used in, held for use in or necessary for the conduct of SMC’s business. All machinery and equipment included in such properties is in good condition and repair, normal wear and tear excepted, and all leases of real or personal property to which SMC or any Subsidiary is a party are fully effective and afford SMC or the Subsidiary peaceful and undisturbed possession of the subject matter of the lease. There is not, under any such leases, any existing default that would give rise to a material claim against SMC. Neither SMC nor any Subsidiary is in violation of any zoning, building, safety or environmental ordinance, regulation or requirement or other law or regulation applicable to the operation of owned or leased properties (the violation of which would have a Material Adverse Effect on its business), or has received any notice of violation with which it has not complied.

For purposes of this Agreement, the terms “Material Adverse Effect” and “Material Adverse Change” when used in connection with an entity means any change, event, circumstance or effect (whether or not such change, event, circumstance or effect is caused by or arises in connection with a breach of a representation, warranty, covenant or agreement of such entity in this Agreement) that is or could reasonably likely be materially adverse to the business, assets (including intangible assets), capitalization, financial condition, prospects, operations or results of operations, or employees of such entity taken as a whole with its subsidiaries, except to the extent that any such change, event, circumstance or effect is caused by or results from (i) changes in general economic conditions, (ii) changes affecting the industry generally in which such entity operates (provided that such changes do not affect such entity in a substantially disproportionate manner), (iii) with respect to SMC, changes or effects resulting from any termination of a customer or supplier relationship that is directly attributable to the announcement of the Agreement, Merger or the transactions contemplated in connection therewith or (iv) with respect to Magma, changes in the trading price for Magma’s capital stock.

Section 2.10. Absence of Certain Changes. Since the Balance Sheet Date, (unless another date is specified below), except as set forth on Item 2.10 to the Disclosure Letter, and except for any actions taken by SMC that are expressly contemplated pursuant to the terms of this Agreement, SMC has operated its business in the ordinary course, and since such date there has not occurred with respect to SMC or any Subsidiary:

(a) any Material Adverse Change;

(b) any amendment or change in its certificate of incorporation or bylaws;

(c) any incurrence, creation or assumption by SMC of (i) any Lien on any of the assets or properties of SMC or any Subsidiary, (ii) any obligation or liability or any indebtedness for borrowed money, or (iii) any contingent liability as a guarantor or surety with respect to the obligations of others;

(d) any single payment or discharge by SMC or any Subsidiary of any single liability of SMC or any Subsidiary or Lien on any asset or property of SMC or any Subsidiary of an amount in excess of $90,000 for any liability or Lien;

(e) any purchase, license, sale, assignment or other disposition or transfer, or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer, of any of the assets (including intangible assets), properties or goodwill of SMC or any Subsidiary (other than a non-exclusive license of any products or services of SMC according to SMC’s standard form of license agreement, which has been provided to Magma);

(f) any material damage, destruction or loss of any material property or material asset of SMC, whether or not covered by insurance;

(g) any declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, SMC Stock, or any split, combination or recapitalization of SMC Stock or any direct or indirect redemption, purchase or other acquisition of any SMC Stock or any change in any rights, preferences, privileges or restrictions of any outstanding security of SMC;

(h) any (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director, officer or employee of SMC or any Subsidiary, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) any entering into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of SMC or any Subsidiary, (iv) establishment, adoption or amendment (except as required by applicable law) of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of SMC or any Subsidiary, or (v) other change or increase in the compensation payable or to become payable to any of the directors, officers or employees of SMC or any Subsidiary or in any bonus or pension, insurance or other benefit payment or arrangement (including stock awards, stock option grants, stock appreciation rights or stock option grants) made to or with any of such officers, employees or agents;

(i) any change with respect to the management, supervisory or other key personnel of SMC, any termination of employment of a material number of employees, or any labor dispute or claim of unfair labor practices involving SMC or any Subsidiary;

(j) any (i) obligation or liability incurred to any of its officers, directors or stockholders, except for normal and customary compensation and expense allowances payable to officers, or (ii) transactions between SMC or any Subsidiary and any affiliate;

(k) the making of any loan, advance or capital contribution to, or any investment in, any officer, director or stockholder of SMC or any Subsidiary or any firm or business enterprise in which any such person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment;

(l) any entering into, amendment of, relinquishment, termination or non-renewal by SMC or any Subsidiary of any Material Contract, or any written or oral indication or assertion by the other party thereto of any material problems with SMC’s services or performance under such Material Contract or its desire to so amend, relinquish, terminate or not renew any such Material Contract;

(m) any material change in the manner in which SMC extends discounts, credits or warranties to customers;

(n) the entering into of any transaction, contract or agreement that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on the part of SMC or any Subsidiary that involves in excess of $90,000 (except non-exclusive customer contracts entered into in the ordinary course, consistent with past practice, on SMC’s standard form customer contract, a copy of which has been provided to Magma (“Normal Customer Contracts”));

(o) any license, transfer or grant of a right under any SMC IP Rights, except in the ordinary course of business according to SMC’s standard form of license agreement, which has been provided to Magma;

(p) any deferral of the payment of any accounts payable other than for up to one month in the ordinary course of business, or in an amount which is material, or any discount, accommodation or other concession made other than in the ordinary course of business, in order to accelerate or induce the collection of any receivable;

(q) any material change in the manner in which it extends discounts, credits or warranties to its customers;

(r) any material change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by SMC or any material revaluation by SMC of any of its material assets; or

(s) any agreement or commitment to do any of the foregoing.

Section 2.11. Material Contracts, Commitments and Licenses. Item 2.11 to the Disclosure Letter sets forth a list of each of the following written or oral contracts, agreements, leases, licenses, assignments, mortgages, transactions, obligations, binding commitments or other instruments to which SMC is a party or to which SMC or any of its assets or properties is bound (whether or not entered into in the ordinary course of business):

(a) contract providing for payments by or to SMC or any Subsidiary in an aggregate amount of $90,000 or more;

(b) license agreement as licensor or licensee (except for standard non-exclusive hardware and software licenses granted to end-user customers in the ordinary course of business the form of which has been provided to Magma’s counsel);

(c) material agreement for the lease of real or personal property;

(d) joint venture contract or arrangement or any other agreement that involves a sharing of profits with other persons;

(e) contract in which SMC or any Subsidiary has granted or received most favored customer pricing provisions, exclusive sales, distribution, marketing or on-line distribution rights, rights of refusal, rights of first negotiation or similar rights with respect to any product, service, technology or SMC IP Right that is now or hereafter owned by it, provided to it or provided by it;

(f) contract or commitment for or relating to the employment of any director, officer, employee or consultant of SMC or any other type of contract or understanding with any officer, employee or consultant of SMC that is not immediately terminable by SMC without cost or other liability;

(g) instrument evidencing or related in any way to indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee, or otherwise or extension of a line of credit or for a leasing transaction of a type required to be capitalized in accordance with GAAP, except for trade indebtedness incurred in the ordinary course of business;

(h) contract containing covenants purporting to limit or restrict SMC or any Subsidiary from engaging in any aspect of its business, from participating or competing in any line of business or market, from freely setting prices for SMC’s products, services or technologies (including most favored customer pricing provisions), from engaging in any business in any market or geographic area, or from soliciting potential employees, consultants, contractors or other suppliers or customers;

(i) (i) agreement relating to SMC IP Rights, or (ii) agreement providing for the license, transfer assignment or grant of Intellectual Property by or to SMC or any Subsidiary, in each case other than Normal Customer Contracts;

(j) contract or agreement, entered into in contemplation of this Agreement, the Merger or the divestiture of Nascentric by SMC, relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of capital stock or other securities of SMC or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights therefor, except for those agreements conforming to the standard agreement under the SMC Plans;

(k) contract or agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

(l) contract that expires or may be renewed at the option of any Person other than SMC so as to expire more than one (1) year after the date of this Agreement;

(m) contract or agreement of indemnification or warranty;

(n) any contract with any affiliate of SMC or any Subsidiary; or

(o) any other contract, agreement or commitment that is material to the business or the assets of SMC.

A true and correct copy of each agreement or document required by these subsections (a) through (n) of this Section to be listed on Item 2.11 to the Disclosure Letter (such agreements and documents, the “Material Contracts”) has been delivered to Magma. All Material Contracts are valid and in full force and effect. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a material violation or breach by SMC of any of the provisions of any Material Contract, (ii) to SMC’s knowledge give any third party the right to, (A) declare a default or exercise any remedy under any Material Contract, (B) a material refund, rebate, chargeback or penalty under any Material Contract, (C) accelerate the maturity or performance of any obligation of SMC under any Material Contract, or (D) cancel, terminate or modify any Material Contract. SMC has not received any written notice or, to SMC’s knowledge, any other communication regarding any actual or possible violation or breach of, or default under, any Material Contract. Neither SMC nor any Subsidiary has any material liability for renegotiation of government contracts or subcontracts, if any.

Section 2.12. Intellectual Property.

(a) SMC and the SMC Subsidiaries own, or have the right to use, sell or license all material Intellectual Property Rights (as defined below) necessary or required for the conduct of their respective businesses as presently conducted (such Intellectual Property Rights being hereinafter collectively referred to as the “SMC IP Rights”) and such rights to use, sell or license are reasonably sufficient for such conduct of their respective businesses as presently conducted. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a material breach of any instrument or agreement governing any SMC IP Right (the “SMC IP Rights Agreements”), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any SMC IP Right or materially impair the right of SMC or any Subsidiary to use, sell or license any SMC IP Right or portion thereof (except where such breach, forfeiture or termination would not have a Material Adverse Effect). There are no royalties, honoraria, fees or other payments payable by SMC to any person by reason of the ownership, use, license, sale or disposition of the SMC IP Rights (other than as set forth in the SMC IP Rights Agreements listed on Item 2.12 to the Disclosure Letter). Neither the manufacture, marketing, license, sale or intended use of any product currently licensed or sold by SMC or any Subsidiary or currently under development by SMC or any SMC Subsidiary violates any license or agreement between SMC or any SMC Subsidiary and any third party or infringes any Intellectual Property Right of any other party; and there is no pending or, to the best knowledge of SMC, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any SMC IP Right nor, to the best knowledge of SMC, is there any basis for any such claim, nor has SMC received any notice asserting that any SMC IP Right or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, nor, to the best knowledge of SMC, is there any basis for any such assertion. SMC has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all material SMC IP Rights. There is no basis for declaring invalid any SMC patent due to public disclosure of related information, or, to SMC’s knowledge, failure to disclose prior art. All officers, employees and consultants of SMC and each Subsidiary have executed and delivered to SMC or a Subsidiary an agreement regarding the protection of proprietary information and the assignment to SMC or the Subsidiary of all Intellectual Property Rights arising from the services performed for SMC or the Subsidiary by such persons. Item 2.12(a) to the Disclosure Letter contains a list of all applications, registrations, filings and other formal actions made or taken pursuant to federal, state and foreign laws by SMC to perfect or protect its interest in SMC IP Rights, including all patents, patent applications, trademarks, trademark applications, copyrights and service marks. As used herein, the term “Intellectual Property Rights” shall mean all worldwide industrial and intellectual property rights, including patents, patent applications, patent rights, trademarks, trademark applications, trade names, service marks, service mark applications, copyright, copyright applications, franchises, licenses, inventories, know-how, trade secrets, customer lists, proprietary processes and formulae, all source and object code, algorithms, architecture, structure, display screens, layouts, inventions, development tools and all documentation and media constituting, describing or relating to the above, including manuals, memoranda and records.

(b) Item 2.12(b) to the Disclosure Letter lists all software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License) (“Open Source Materials”) used by SMC or any SMC Subsidiary in any way, and describes the manner in which such Open Source Materials were used (such description shall include, without limitation, whether (and, if so, how) the Open Source Materials were modified and/or distributed by SMC or any SMC Subsidiary).

(c) Except as set forth in Item 2.12(c) to the Disclosure Letter, neither SMC nor any SMC Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, SMC IP Rights or any SMC product; or (ii) distributed Open Source Materials in conjunction with any SMC IP Rights or any SMC product. Neither SMC nor any Subsidiary has used Open Source Materials in a manner that creates, or purports to create, obligations for SMC or such SMC Subsidiary with respect to any SMC IP Rights or grants, or purports to grant, to any third party, any rights or immunities under any SMC IP Rights (including, but not limited to, using any Open Source Materials in a manner that requires, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge).

Section 2.13. Compliance with Laws. SMC and each of its Subsidiaries has complied, or prior to the Closing Date will have complied, and is or will be at the Closing Date in full compliance, in all material respects with all applicable laws, ordinances, regulations, and rules, and all orders, writs, injunctions, awards, judgments, and decrees applicable to it or to the assets, properties, and business thereof, including: (a) all applicable federal and state securities laws and regulations, (b) all applicable federal, state, and local laws, ordinances, regulations, and all orders, writs, injunctions, awards, judgments, and decrees pertaining to (i) the sale, licensing, leasing, ownership, or management of its owned, leased or licensed real or personal property, products and technical data, (ii) employment and employment practices, terms and conditions of employment, and wages and hours and (iii) safety, health, fire prevention, environmental protection, toxic waste disposal, building standards, zoning and other similar matters, (c) the Export Administration Act and regulations promulgated thereunder and all other laws, regulations, rules, orders, writs, injunctions, judgments and decrees applicable to the export or re-export of controlled commodities or technical data, and (d) the Immigration Reform and Control Act. Neither SMC nor its Subsidiaries is making any representation or warranty in the preceding sentence with respect to any Tax matter addressed in Section 2.7. There are no existing circumstances that would reasonably be likely to result in violations of any of the foregoing. To the best of SMC’s knowledge, there are no legal or administrative proceedings or investigations pending or threatened, that, if enacted or determined adversely to SMC or any Subsidiary, would have a Material Adverse Effect upon its business. None of the disclosures made by SMC to any of the users or customers of its products or services have been inaccurate, misleading or deceptive in any material respect.

Section 2.14. Permits. Item 2.14 to the Disclosure Letter sets forth a complete list of all permits and approvals necessary for the operation of the SMC business or otherwise held by SMC or any Subsidiary in connection with the SMC business, all of which are as of the date hereof, and all of which will be as of the Closing Date, in full force and effect in all material respects. Except as set forth on Item 2.14 to the Disclosure Letter, neither SMC nor any Subsidiary is in material default, nor has SMC received any notice of any claim of default, with respect to any such permit or approval. Such permits and approvals constitute all of the material licenses, franchises and other permits necessary for SMC to own, operate, use and maintain its assets in the manner in which they are now operated and maintained and to conduct the SMC business. A copy of each permit and approval required to be disclosed on Item 2.14 to the Disclosure Letter has been delivered to Magma.

Section 2.15. Certain Transactions and Agreements. None of the officers or directors of SMC or any Subsidiary, or any members of their immediate families, has any direct or indirect ownership interest in any firm or corporation that does business with or has any contractual arrangement with, or that competes with, SMC (except with respect to any interest in less than one percent (1%) of the stock of any corporation whose stock is publicly traded). Except as set forth on Item 2.15 to the Disclosure Letter, none of the officers or directors of SMC or, to the knowledge of SMC, any Subsidiary or any member of their immediate families is a party to, or otherwise directly or indirectly interested in, any contract, agreement, understanding or informal arrangement with SMC or any Subsidiary, except for normal compensation (including stock options) for services as an officer, director or employee thereof that have been disclosed to Magma. Except as set forth on Item 2.15 to the Disclosure Letter, none of such officers or directors or, to the knowledge of SMC, their immediate family members has any interest in any property, real or personal, tangible or intangible (including any SMC IP Rights) that is used in, or that pertains to, the SMC business, except for the standard rights of a stockholder or optionholder. Item 2.15 to the Disclosure Letter (i) states the amounts due from SMC or any Subsidiary to any Affiliate and the amounts due from any Affiliate to SMC or any Subsidiary, (ii) describes the transactions out of which such amounts arose, and (iii) describes any interest of any Affiliate in any supplier or customer of, or any other entity that has had business dealings with SMC or any Subsidiary since the Balance Sheet Date. After the Closing, there will be no obligations or other liabilities, including inter-company obligations, between SMC or any Subsidiary, on the one hand, and any affiliate, on the other hand, other than obligations of SMC to its officers and directors for salary and other employee benefits which will have accrued as of the Closing pursuant to the SMC Employee Plans disclosed on Item 2.16 to the Disclosure Letter.

Section 2.16. Employees, ERISA and Other Compliance.

(a) Except as set forth on Item 2.16(a), neither SMC nor any Subsidiary has any employment contracts or consulting agreements currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions). All officers, employees and consultants of SMC and each Subsidiary having access to proprietary information have executed and delivered to SMC or the Subsidiary an agreement regarding the protection of such proprietary information and the assignment of inventions to SMC or the Subsidiary. Copies of the forms of all such agreements have been delivered to Magma.

(b) Neither SMC nor any Subsidiary (i) has ever been or is now subject to a union organizing effort, (ii) is subject to any collective bargaining agreement with respect to any of its employees, (iii) is subject to any other contract, written or oral, with any trade or labor union, employees’ association or similar organization, or (iv) has any current labor disputes. SMC and each of its Subsidiaries has good labor relations, and has no knowledge of any facts indicating that the consummation of the transactions contemplated hereby will materially and adversely effect such labor relations, and has no knowledge that any of its key employees intends to leave its employ.

(c) Item 2.16(c) to the Disclosure Letter identifies (i) each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and (ii) all other written or formal plans or agreements involving direct or indirect compensation or benefits (including any employment agreements entered into between SMC or any Subsidiary and any employee of SMC or any Subsidiary, but excluding workers’ compensation, unemployment compensation and other government-mandated programs) currently or previously maintained, contributed to or entered into by SMC or any Subsidiary under which SMC or any Subsidiary or any ERISA Affiliate (as defined below) thereof has any present or future obligation or liability (collectively, the “SMC Employee Plans”). For purposes of this Section 2.16(c), “ERISA Affiliate” shall mean any entity which is a member of (A) a “controlled group of corporations,” as defined in Section 414(b) of the Code, (B) a group of entities under “common control,” as defined in Section 414(c) of the Code, or (C) an “affiliated service group,” as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes SMC or any Subsidiary. Copies of all SMC Employee Plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof (including summary plan descriptions) have been delivered to Magma or its counsel, together with the three most recent annual reports (Form 5500, including, if applicable, Schedule B thereto) prepared in connection with any such SMC Employee Plan. All SMC Employee Plans which individually or collectively would constitute an “employee pension benefit plan,” as defined in Section 3(2) of ERISA (collectively, the “SMC Pension Plans”), are identified as such on Item 2.16(c) to the Disclosure Letter. All contributions due from SMC or any Subsidiary with respect to any of the SMC Employee Plans have been made as required under ERISA or have been accrued on SMC’s or any such Subsidiary’s financial statements as of March 31, 2003. Each SMC Employee Plan has been maintained substantially in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such SMC Employee Plans.

(d) No SMC Pension Plan constitutes, or has since the enactment of ERISA constituted, a “multiemployer plan,” as defined in Section 3(37) of ERISA. To the knowledge of SMC, no SMC Pension Plans are subject to Title IV of ERISA. No “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any SMC Employee Plan which is covered by Title I of ERISA which would result in a material liability to SMC and its Subsidiaries taken as a whole, excluding transactions effected pursuant to a statutory or administrative exemption. To the knowledge of SMC, nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any SMC Employee Plan has or will make SMC or any officer or director of SMC subject to any material liability under Title I of ERISA or liable for any material tax or penalty pursuant to Sections 4972, 4975, 4976 or 4979 of the Code or Section 502 of ERISA.

(e) SMC has delivered to Magma or its counsel a complete and correct copy of the most recent Internal Revenue Service determination letter or similar ruling regarding tax qualified status with respect to each plan that is intended to be qualified under Section 401(a) of the Code. To the knowledge of SMC, since the date of such determination letter or similar ruling, there are no circumstances that are likely to materially adversely affect the qualification of any such plan or the exemption of a related trust pursuant to Section 501(a) of the Code.

(f) Item 2.16(f) to the Disclosure Letter lists each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors which (A) is not a SMC Employee Plan, (B) is entered into, maintained or contributed to, as the case may be, by SMC or any Subsidiary and (C) covers any employee or former employee of SMC or any Subsidiary. Such contracts, plans and arrangements as are described in this Section 2.16(f) are herein referred to collectively as the “SMC Benefit Arrangements.” Each SMC Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such SMC Benefit Arrangement. SMC has delivered to Magma or its counsel a complete and correct copy or description of each SMC Benefit Arrangement.

(g) There has been no amendment to, written interpretation or announcement (whether or not written) by SMC or any Subsidiary relating to, or change in employee participation or coverage under, any SMC Employee Plan or SMC Benefit Arrangement that would increase materially the expense of maintaining such SMC Employee Plan or SMC Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2002.

(h) SMC has provided, or will have provided prior to the Closing, to individuals entitled thereto all required notices and coverage pursuant to Section 4980B of the Code and the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, with respect to any “qualifying event” (as defined in Section 4980B(f)(3) of the Code) occurring prior to and including the Closing Date, and no material Tax payable on account of Section 4980B of the Code has been incurred with respect to any current or former employees (or their beneficiaries) of SMC or any Subsidiary.

(i) SMC and each Subsidiary are in compliance in all material respects with all applicable laws, agreements and contracts relating to employment, employment practices, wages, hours, and terms and conditions of employment, including employee compensation matters, but not including ERISA.

(j) To the knowledge of SMC, no employee of SMC or any Subsidiary is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any other contract or agreement, or any restrictive covenant relating to the right of any such employee to be employed thereby, or to use trade secrets or proprietary information of others, and the employment of such employees does not subject SMC or any Subsidiary to any liability.

(k) A list of all employees, officers and consultants of SMC and the Subsidiaries and their current compensation is set forth on Item 2.16(l) to the Disclosure Letter.

(l) Neither SMC nor any Subsidiary is a party to any (a) agreement with any executive officer or other key employee thereof (i) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving SMC in the nature of any of the transactions contemplated by this Agreement and the Certificate of Merger, (ii) providing any term of employment or compensation guarantee, or (iii) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment, or (b) agreement or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be materially increased, or the vesting of benefits of which will be materially accelerated after the Effective Time, by the occurrence of any of the transactions contemplated by this Agreement and the Certificate of Merger or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement and the Certificate of Merger.

Section 2.17. Corporate Documents. SMC has made available to Magma for examination all documents and information listed in the Disclosure Letter or other exhibits called for by this Agreement which have been requested by Magma’s legal counsel, including the following: (a) copies of SMC’s certificate of incorporation and bylaws as amended and currently in effect and the similar charter documents for each Subsidiary; (b) the Minute Book of SMC and each Subsidiary containing all records of all proceedings, consents, actions, and meetings of stockholders, its board of directors and any committees thereof; (c) the stock ledger and journal of SMC and of each Subsidiary reflecting all stock issuances and transfers; and (d) all permits, orders, and consents issued by any regulatory agency with respect to SMC and each Subsidiary, or any securities of SMC or any Subsidiary, and all applications for such permits, orders, and consents.

Section 2.18. No Brokers. Neither SMC, any Subsidiary nor any of the SMC Stockholders is obligated for the payment of fees or expenses of any investment banker, broker or finder in connection with the origin, negotiation or execution of this Agreement or the Certificate of Merger or in connection with any transaction contemplated hereby or thereby.

Section 2.19. Disclosure. Neither this Agreement, its exhibits and schedules, the Disclosure Letter, the SMC Ancillary Documents nor any of the certificates or documents to be delivered by SMC to Magma under this Agreement, taken together, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading; provided that, SMC makes no representation or warranty with respect to any projection, estimate, or budget of future market (including the development of any market for SMC’s products), revenues, expenses, or future results of operations, other than that (i) SMC prepared and provided such information in good faith (ii) any such budgets, estimates or projections were based upon (A) all reasonably available internal information and (B) reasonable assumptions.

Section 2.20. Information Supplied. None of the information to be supplied by SMC to the holders of any SMC Shares or to the holders of any SMC Options in connection with this Agreement and the transaction contemplated hereby, including the Information Statement to be mailed following the execution and delivery of this Agreement to all holders of SMC Shares and holders of any SMC Options, shall at the date such information is supplied and at the time of any meeting of the SMC Stockholders to be held to approve the Merger, contain any untrue statement of a material fact or otherwise by materially misleading.

Section 2.21. Books and Records. The books, records and accounts of SMC and its Subsidiaries (a) are in all material respects true, complete and correct, (b) have been maintained in accordance with good business practices on a basis consistent with prior years, (c) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of SMC, and (d) accurately and fairly reflect the basis for the Financial Statements. SMC has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with generally accepted accounting principles, and (B) to maintain accountability for assets; and (iii) the amount recorded for assets on the books and records of SMC is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 2.22. Insurance. SMC has policies of insurance of the type and in the amounts customarily carried by persons conducting business or owning assets similar to those of SMC. Except as set forth on Item 2.22 to the Disclosure Letter, there is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid and SMC and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. To the knowledge of SMC, except as provided on Item 2.22 to the Disclosure Letter, there has been no threatened termination of, or material premium increase with respect to, any of such policies. Item 2.22 to the Disclosure Letter contains a complete and accurate list of all material policies or binders of insurance maintained by SMC on its business, its assets or its employees. All such insurance coverage is in full force and effect, no notice of cancellation has been received, and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder.

Section 2.23. Environmental Laws and Regulations.

(a) During the period that SMC and each Subsidiary have leased or owned their respective properties or owned or operated any facilities, there have been no disposals, releases or threatened releases of Hazardous Materials (as defined below) on, from or under such properties or facilities. SMC has no knowledge of any presence, disposals, releases or threatened releases of Hazardous Materials on, from or under any of such properties or facilities, which may have occurred prior to SMC or any Subsidiary having taken possession of any of such properties or facilities. For the purposes of this Agreement, the terms “disposal,” “release,” and “threatened release” shall have the definitions assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9601 et seq., as amended (“CERCLA”). For the purposes of this Agreement “Hazardous Materials” shall mean any hazardous or toxic substance, material or waste which is or becomes prior to the Closing regulated under, or defined as a “hazardous substance,” “pollutant,” “contaminant,” “toxic chemical,” “hazardous materials,” “toxic substance” or “hazardous chemical” under (1) CERCLA; (2) any similar federal, state or local law; or (3) regulations promulgated under any of the above laws or statutes.

(b) To the knowledge of SMC, none of the properties or facilities of SMC or any Subsidiary is in violation of any federal, state or local law, ordinance, regulation or order relating to industrial hygiene or to the environmental conditions on, under or about such properties or facilities, including soil and ground water condition. To the knowledge of SMC, there are no circumstances that may prevent or interfere with compliance by SMC with any current environmental laws in the future. During the time that SMC or any Subsidiary have owned or leased their respective properties and facilities, neither SMC nor any Subsidiary nor, to SMC’s knowledge, any third party, has used, generated, manufactured or stored on, under or about such properties or facilities or transported to or from such properties or facilities any Hazardous Materials.

(c) During the time that SMC or any Subsidiary have owned or leased their respective properties and facilities, there has been no litigation brought or threatened against SMC or any Subsidiary by, or any settlement reached by SMC or any Subsidiary with, any party or parties alleging the presence, disposal, release or threatened release of any Hazardous Materials on, from or under any of such properties or facilities. To SMC’s knowledge, no current or prior owner or any property leased or possessed by SMC or any Subsidiary has received any notice or other communication (in writing or otherwise), whether from a government body, citizens group, employee or otherwise, that alleges that such current or prior owner or SMC is not in compliance with any environmental laws.

Section 2.24. Accounts Receivable. The accounts receivable shown on the Balance Sheet (subject to any reserves set forth therein) and the receivables of SMC arising after the Balance Sheet Date (i) arose in the ordinary course of business consistent with past practice, (ii) represent bona fide claims against debtors for sales and other charges, (iii) are not subject to discount except for normal cash and immaterial trade discounts, and (iv) are not subject to any material claim of offset, recoupment, setoff or counter-claim. No material amount of receivables are contingent upon the performance by SMC of any obligation or contract. Item 2.24 to the Disclosure Letter sets forth an aging of accounts receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns and the amounts of accounts receivable which are subject to asserted warranty claims, including the type and amounts of such claims.

Section 2.25. Customers. None of SMC’s fifteen (15) largest customers (based on purchases during the six months ended June 30, 2003) has canceled or otherwise terminated, or made any written threat to SMC to cancel or otherwise terminate its relationship with SMC, or its usage of the services or products of SMC, and to SMC’s knowledge, no such customer intends to cancel or otherwise terminate its relationship with SMC or to decrease materially its usage of the services or products of SMC, as the case may be. SMC has not knowingly breached, in any material respect, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of SMC. Item 2.25 to the Disclosure Letter sets forth the names of SMC’s fifteen (15) most significant customers (by dollar amount of sales) for the six months ended June 30, 2003, and the year ended December 31, 2002, and the dollar amount of sales for each such customer during such periods.

Section 2.26. Warranties. Item 2.26 to the Disclosure Letter identifies any written warranties and guaranties by SMC or any Subsidiary offered with respect to its products or services. There have not been any material deviations from such warranties and guaranties, and neither SMC nor any of its salesmen, employees, distributors and agents is authorized to undertake obligations to any customer or other third parties in excess of such warranties or guaranties. Neither SMC nor any Subsidiary has made any oral warranty or guaranty with respect to any of its products or services which could result in a liability of SMC or any Subsidiary in excess of liability created by written warranties and guaranties of SMC and Subsidiaries with respect to such products or services.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF

MAGMA AND ACQUISITION SUB

Magma and Acquisition Sub hereby represent and warrant to SMC as follows:

Section 3.1. Organization.

(a) Magma and Acquisition Sub are duly organized, validly existing and in good standing under the laws of the State of Delaware, and each has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted.

(b) Each of Magma and the Acquisition Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing does not, individually or in the aggregate, have a Material Adverse Effect on Magma.

Section 3.2. Authority Relative to this Agreement. Each of Magma and the Acquisition Sub have all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Magma and Acquisition Sub and by Magma as the sole stockholder of Acquisition Sub. This Agreement has been duly and validly executed and delivered by each of Magma and Acquisition Sub and constitutes, assuming the due authorization, execution and delivery of this Agreement by SMC, a valid, legal and binding agreement of each of Magma and Acquisition Sub enforceable against each of Magma and Acquisition Sub in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity.

Section 3.3. SEC Reports; Financial Statements. Magma has filed all required forms, reports and documents with the Securities and Exchange Commission (“SEC”) since November 20, 2001 (“Magma SEC Reports”), each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act of 1934 (the “Exchange Act”), as applicable, in each case as in effect on the dates such forms reports and documents were filed. None of the Magma SEC Reports contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Magma SEC Report filed subsequently and prior to the date hereof. Except as publicly disclosed by Magma since the filing of its last SEC Report, there have been no events, changes or effects with respect to Magma which Magma (i) was required to publicly disclose, in a filing with the SEC or otherwise, or (ii) which would reasonably be expected to have a Material Adverse Effect on Magma. The consolidated financial statements of Magma included in the Magma SEC Reports have been prepared in all material respects in accordance with GAAP consistently applied and maintained throughout the periods indicated and fairly present the consolidated financial position of Magma and its consolidated subsidiaries at their respective dates and the consolidated results of operations and changes in financial position of Magma and its consolidated subsidiaries for the periods covered thereby (subject to normal year-end adjustments and except that unaudited financial statements do not contain all required footnotes).

Section 3.4. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents, and approvals as may be required under other applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, and the filing of the Certificate of Merger as required by the Delaware Law, no filing with or notice to, and no permit authorization consent or approval of any federal, state, local or foreign court, governmental or regulatory body, or administrative agency or authority (each, a “Governmental Entity”) is necessary for the execution and delivery by Magma or Acquisition Sub of this Agreement or the consummation by Magma or Acquisition Sub of the transactions contemplated hereby, except where the failure to obtain any such permits, authorizations, consents or approvals or to make such filings or give any such notice would not, individually or in the aggregate, have a Material Adverse Effect on Magma. The execution, delivery and performance of this Agreement by Magma and the issuance of the Magma Common Stock hereunder do not require the consent of Magma’s stockholders. Neither the execution, delivery and performance of this Agreement by Magma or Acquisition Sub nor the consummation by Magma or Acquisition Sub of the transactions contemplated hereby will (i) violate or conflict with (with or without notice or lapse of time, or both) any provision of the certificate of incorporation or bylaws of Magma or Acquisition Sub or (ii) violate or conflict with (with or without notice or lapse of time, or both), or result in or constitute a breach or default under any federal, state, local or foreign judgment, writ, decree, order, statute, rule or regulation applicable to Magma or Acquisition Sub or any of Magma’s other subsidiaries or any of their respective properties or assets except, in the case of (ii), for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Magma.

Section 3.5. Brokers. No broker finder or investment banker is entitled to any finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Magma or Acquisition Sub.

Section 3.6. No Prior Activities of Acquisition Sub. Except for obligations incurred in connection with its incorporation or organization or the negotiation, execution and consummation of this Agreement and the transactions contemplated hereby, Acquisition Sub has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

Section 3.7. Availability of Funds. Magma has adequate cash funds to pay the Total Merger Consideration as provided in Article 1 and Article 8 and to otherwise perform its obligations under this Agreement.

ARTICLE 4

COVENANTS

Section 4.1. Conduct of Business of SMC. Except as contemplated by this Agreement or as described on Item 4.1 to the Disclosure Letter, during the period from the date hereof to the Closing Date, SMC will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary course of business consistent with past practices and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or as described on Item 4.1 to the Disclosure Letter, prior to the Effective Time, neither SMC nor any Subsidiary shall, without the prior consent of Magma:

(a) amend its certificate of incorporation or bylaws (or in the case of its Subsidiary, amend its charter documents);

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including any stock options or stock appreciation rights) or convertible or exchangeable securities, except for (i) the issuance of shares of SMC Common Stock upon the exercise of any SMC Option, (ii) the issuance of SMC Common Stock upon the conversion of any SMC Preferred Stock into SMC Common Stock in accordance with the certificate of incorporation of SMC or (iii) the issuance of SMC Shares upon the exercise of SMC Warrants;

(c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to any stockholders in their capacities as such, or redeem or otherwise acquire any of its outstanding securities (other than the cancellation of SMC Options following termination of employment with or provision of services to SMC or any Subsidiary);

(d) except for the Merger, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of SMC or any Subsidiary, or otherwise alter SMC’s or any Subsidiary’s corporate structure;

(e) (i) incur, assume or forgive any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business consistent with past practices; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (iii) make any loans, advances or capital contributions to or investments in any other Person (other than customary loans or advances to employees in each case in the ordinary course of business consistent with past practices and loans, advances or capital contributions or investments by SMC to or in any wholly-owned Subsidiary, by any wholly-owned Subsidiary in SMC or by any wholly-owned Subsidiary in any other wholly-owned Subsidiary); (iv) pledge or otherwise encumber shares of capital stock of SMC or any Subsidiary; or (v) mortgage or pledge any of its material assets or properties, tangible or intangible, or create or suffer to exist any material Lien thereupon;

(f) except as expressly contemplated by this Agreement, enter into, adopt, amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, health, life, or disability insurance, dependent care, severance or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or increase in any manner the compensation or fringe benefits of any director, officer, employee or consultant or pay any benefit not required by any plan and arrangement as in effect on the date hereof (including the granting of stock appreciation rights or performance units);

(g) (i) acquire, sell, lease, license or dispose of any assets or property in any single transaction or series of related transactions having a fair market value of Twenty-Five Thousand Dollars ($25,000) or more in the aggregate, other than licenses or sales of its products in the ordinary course of business consistent with past practices, (ii) enter into any exclusive license, distribution, marketing, sales or other agreement, (iii) enter into a “development services” or other similar agreement, or (iv) acquire, sell, lease, license, transfer or otherwise dispose of any Intellectual Property, in each case other than licenses or sales of its products in the ordinary course of business consistent with past practices;

(h) except as may be required as a result of a change in applicable law or in GAAP, change any of the accounting principles, practices or methods used by it;

(i) revalue in any material respect any of its assets or properties, including writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business consistent with past practices;

(j) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, limited liability company, partnership or other business organization or division thereof or any equity interest therein; (ii) enter into any contract that would be material to SMC or any Subsidiary (other than agreements for the license or sale of its products in the ordinary course of business consistent with past practices); (iii) amend, modify or waive any material right under any Material Contract; (iv) modify its standard warranty terms for its products or services or amend or modify any product or service warranties in effect as of the date hereof in any material manner that is adverse to SMC or any Subsidiary; or (v) authorize any new capital expenditure or expenditures that are individually or in the aggregate in excess of Twenty-Five Thousand Dollars ($25,000);

(k) settle or compromise any pending or threatened suit, action or claim, including without limitation the Litigation Matter which would require the payment, by SMC or any Subsidiary, of damages in excess of Twenty-Five Thousand Dollars ($25,000) or involves any equitable relief against SMC or any Subsidiary;

(l) commence any material software or hardware development project or terminate any material software or hardware development project that is currently ongoing, in either case except pursuant to the terms of existing contracts with customers;

(m) allow any insurance policy to be amended or terminated without replacing such policy with a policy providing at least equal coverage, insuring comparable risks and issued by an insurance company financially comparable to the prior insurance company;

(n) fail to file any Tax Returns when due (taking into account valid extensions of time to file), fail to cause such Tax Returns when filed to be true, correct and complete in all material respects, prepare or file any Tax Return of SMC in a manner inconsistent with past practices in preparing or filing similar Tax Returns in prior periods or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, in each case, except to the extent required by law or a final determination of Governmental Entity;

(o) fail to pay any Taxes, trade payables or other material debts when due;

(p) enter into any distribution, sponsorship, advertising or other similar Contract which may not be canceled without penalty by SMC upon notice of thirty (30) days or less or, except in the ordinary course of business consistent with its past practices, which provides for payments by or to SMC in an amount in excess of Twenty-Five Thousand Dollars ($25,000) over the term of the Contract; or

(q) take or agree in writing or otherwise to take any of the actions described in any of Sections 4.1(a) through 4.1(p), and, except as expressly permitted otherwise hereby, it shall use all commercially reasonable efforts not to take or fail to take any action that would make any of the representations or warranties of SMC contained in this Agreement untrue or incorrect.

Section 4.2. Exclusivity. Until the termination of this Agreement pursuant to Article 6, SMC will not, directly or indirectly, through any officer, director, employee, affiliate or agent or otherwise, take any action to solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any third party regarding any acquisition of SMC, any merger or consolidation with or involving SMC, or any acquisition or license of any material portion of the stock or assets of SMC (other than the licenses in the ordinary course of business) (each an “Acquisition Proposal”). SMC agrees that any such negotiations (other than negotiations with Magma) in progress as of the date of this Agreement will be suspended during such period and that SMC will not accept or enter into any agreement, arrangement or understanding regarding any such third party merger or acquisition transaction during such period. If SMC or any of its officers, directors, employees, affiliates or agents receives any proposal for, or inquiry respecting, any Acquisition Proposal, or any request for nonpublic information in connection with any such Acquisition Proposal, SMC will promptly notify Magma, describing in detail the identity of the person making such proposal or inquiry and the terms and conditions of such proposal or inquiry.

Section 4.3. Approval of Stockholders. SMC shall take all actions necessary in accordance with Delaware Law and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders or solicit the written consent from the SMC Stockholders as promptly as practicable to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby. SMC will, through the SMC board of directors, recommend to its stockholders approval of such matters. SMC shall promptly solicit the votes or the written consents of the stockholders approving this Agreement and the Merger. Any solicitation materials shall include the recommendation of SMC board of directors that stockholders vote in favor of the approval and adoption of this Agreement. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Information Statement, SMC or Magma, as the case may be, will promptly inform the other of such occurrence and cooperate in preparing and mailing to stockholders such amendment or supplement. SMC shall comply with the requirements of applicable law in connection with the solicitation of votes to approve this Agreement and the Merger from the stockholders.

Section 4.4. Preparation of Disclosure Documents. Promptly after the execution of this Agreement, SMC shall prepare an Information Statement with respect to the Merger. Each of Magma and SMC agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation thereof. SMC will promptly advise Magma, and Magma will promptly advise SMC, in writing if at any time prior to the Effective Time either SMC or Magma shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein not misleading or compliant with applicable law. The Information Statement shall contain the unanimous recommendation of SMC board of directors that the SMC Stockholders approve this Agreement and the Merger and the conclusion of SMC board of directors that the terms and conditions of the Merger are fair and reasonable to the SMC Stockholders. Anything to the contrary contained herein notwithstanding, SMC shall not include in the Information Statement, or in any other materials delivered to the stockholders, any information with respect to Magma or its affiliates or associates, the form and content of which information shall not have been approved by Magma prior to such inclusion.

Section 4.5. Nascentric Divestiture. Magma must approve the final definitive documentation with respect to any divestiture of Nascentric by SMC such that Magma is reasonably satisfied that the assignments of intellectual property contemplated by such divestiture will not adversely affect SMC, and the legal and other costs associated with SMC LLC and the divestiture of Nascentric by SMC will be paid for by Nascentric after the completion of such divestiture, not by SMC.

Section 4.6. Certain Filings; Reasonable Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all commercially reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including executing any additional instruments necessary to consummate the transactions contemplated hereby.

Section 4.7. Confidentiality; Public Announcements. Each of the parties hereto will hold, and will cause its agents, representatives, consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Nondisclosure Agreement, dated May 23, 2003, between SMC and Magma. Magma and SMC will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including the

Merger, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law, or by the rules and regulations of, or pursuant to any listing agreement with, the Nasdaq National Market, as determined by Magma, but in the event, only after providing SMC with an opportunity to review any such press release or statement.

Section 4.8. Notification of Certain Matters. SMC shall give prompt notice to Magma and Acquisition Sub, and Magma and Acquisition Sub shall give prompt notice to SMC, of (i) the occurrence or nonoccurrence of any event, other than any event contemplated or permitted by this Agreement, the occurrence or nonoccurrence of which has caused or would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any respect at or prior to the Effective Time, and (ii) any failure of SMC, Magma or Acquisition Sub, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.8 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 4.9. Additions to and Modification of Disclosure Letter. Concurrently with the execution and delivery of this Agreement, SMC has delivered a Disclosure Letter that includes all of the information required by the relevant provisions of this Agreement. SMC acknowledges and agrees that the Disclosure Letter is the only operative document that modifies the representations and warranties identified therein regardless of any due diligence review undertaken by Magma. In addition, until the Closing Date, SMC shall deliver to Magma and Acquisition Sub such additions to or modifications of any Item to the Disclosure Letter necessary to make the information set forth therein and in the Sections and subsections of this Agreement true, accurate and complete in all material respects as soon as practicable after such information is available to SMC after the date of this Agreement; provided, however, that such supplemental disclosure shall not be deemed to constitute an exception to any of SMC’s representations and warranties herein, nor limit the rights and remedies of Magma and Acquisition Sub under this Agreement for any breach by SMC of such representation and warranties unless Magma agrees in writing otherwise.

Section 4.10. Termination of 401(k) Plan. SMC shall adopt resolutions to terminate its 401(k) plan immediately prior to the Closing, upon the request of Magma, in its sole and absolute discretion, and Magma’s providing SMC with written notice of such election at least five (5) business days prior to the Closing Date. In the event of such request, Magma shall receive from SMC evidence that SMC board of directors has adopted resolutions to terminate the 401(k) plan (the form and substance of which resolutions shall be subject to review and approval of Magma), effective as of the day immediately preceding the Closing Date but contingent on the Closing.

Section 4.11. Termination of SMC Investor Rights Agreement. SMC shall take all steps as may be necessary to ensure the termination, effective immediately prior to the Closing, of all SMC investor rights granted by SMC to its stockholders and in effect prior to the Closing, including rights of co-sale, voting, registration, first refusal, board observation or information or operational covenants, all of which agreements are listed on Schedule 4.11 hereto.

Section 4.12. Tax Treatment of the Merger. Magma makes no representations or warranties to SMC or to any securityholder of SMC regarding the tax treatment of the Merger, or any of the tax consequences to SMC or any securityholder of SMC relating to the Merger, this Agreement, or any of the other transactions or agreements contemplated hereby. SMC acknowledges that it and its securityholders are relying solely on their own tax advisors in connection with the Merger, this Agreement and the other transactions and agreements contemplated hereby.

Section 4.13. Termination of Options, Warrants and Option Plans. SMC shall take all reasonable efforts to cause the exercise or termination and cancellation, effective prior to the Closing, of all outstanding SMC Options and SMC Warrants and to terminate, effective prior to the Closing, the SMC Option Plans.

Section 4.14. Retention of Employees. Magma and SMC will discuss appropriate mechanisms to assist in the retention of SMC’s employees after the Closing Date. Based on such discussions, Magma will set salary, stock option awards, financial incentives and other benefits for the employees to be retained which are consistent with those made available by Magma to similarly situated Magma employees. Magma will, consistent with its own policies, work with employees to establish mutually agreeable separation packages for any employees not offered a permanent position with Magma (i.e., employees to be terminated at the Closing (if any) and employees to be hired for the limited purpose of transitioning and integrating the SMC business). To the extent permitted by law and under applicable Magma employee benefit plans and policies, each SMC employee hired by Magma will be given credit for purposes of service requirement participation in all Magma employee benefit plans and programs for his or her period of continuous service to SMC.

Section 4.15. Business Unit Operating Budget. SMC and Magma shall cooperate in good faith to develop an operating budget (“Business Unit Operating Budget”) for the Business Unit (as defined in Section 8.1) for the period beginning on the Closing Date and ending on March 31, 2005, which budget will be reasonably sufficient to enable the Business Unit to operate in a manner that is reasonably capable of achieving the full Gross Contingent Consideration, but which will recognize the need for certain operational efficiencies and synergies, including the cost savings from headcount reductions (including those associated with the divestiture of Nascentric). When completed prior to the Closing Date, the Business Unit Operating Budget will be attached hereto as Schedule 4.15. The Business Unit Operating Budget may be changed by mutual agreement of Magma and the Stockholder Agents.

Section 4.16. Indemnification. Magma will, and will cause Surviving Corporation to, indemnify and hold harmless the present and former directors and officers of SMC in respect of acts or omissions occurring on or prior to the Closing Date to the extent provided under written agreements with such individuals and SMC’s certificate of incorporation and bylaws in each case as in effect as of the date hereof, and shall not, for a period of four (4) years after the Closing Date, take any action to materially change in a manner adverse to the former directors and officers of SMC any exculpatory or indemnification provisions now existing in the certificate of incorporation of bylaws of SMC for the benefit of any individual who served as a director or officer of SMC at any time prior to the Closing Date, except for any changes which may be required to conform with changes in applicable law and any changes which do not affect the application of such provisions to acts or omissions of such individuals prior to the Closing Date. Magma will pay (or if paid by SMC prior to Closing, credit such amounts to “cash and cash equivalents” for purposes of making the calculation of Excess Net Assumed Debt Amount) the premiums necessary (up to a maximum of $50,000) to continue or otherwise to provide until March 31 2007 director and officer insurance coverage for SMC’s directors and officers in respect of acts or omissions occurring on or prior to the Closing Date, with terms and limits comparable to those in place on the date of this Agreement. The provisions of this Section 4.16 are intended to be for the benefit of, and shall be enforceable by, each such indemnified party. No payments by Magma of any amounts in satisfaction of its indemnification obligations under this Section 4.16 will be considered Losses for purposes of Article 7, unless any indemnitee is finally determined by a court of competent jurisdiction (without right of appeal) not to have been entitled to such indemnification, and then only to the extent that any such indemnitee has not reimbursed Magma for the expenses of such indemnification advanced on his behalf.

Section 4.17. Defense Obligations. Magma hereby agrees to indemnify and hold harmless SMC’s directors and officers with respect to any defense costs, liabilities or judgments incurred by any of them arising from any litigation or other proceeding initiated after the execution of this Agreement and prior to Closing by any stockholder, equity holder or potential third party acquiror in which any such party: (A) seeks to challenge, question, enjoin or otherwise delay the Merger, this Agreement or the Voting Agreements executed in connection with this Agreement (or seeks damages in lieu thereof) or (B) makes a claim that approval of this Agreement by the SMC board of directors or any other activity of SMC’s officers and directors in connection therewith was in any respect improper (“Merger Litigation”). Magma further agrees to advance any expenses incurred by SMC’s directors and officers in connection with any Merger Litigation. No amounts incurred or paid by Magma pursuant this Section shall be considered Losses for purposes of Article 7. In the event that any expenses incurred by SMC in connection with any Merger Litigation cause SMC to have an Excess Net Assumed Debt Amount or increase the amount thereof, then such Excess Net Assumed Debt Amount, or addition thereto, to the extent arising from any Merger Litigation shall be disregarded for purposes of calculation of the Excess Net Assumed Debt Amount under Section 1.7 hereof and such Merger Litigation-related payments and the existence of any Merger Litigation shall be disregarded for purposes of determining whether there has been a Material Adverse Change to SMC for purposes of Section 5.3(c). In the event of the commencement of any Merger Litigation, Magma will work in good faith with SMC and SMC’s board of directors to attempt to defend, resolve or settle the Merger Litigation, including without limitation by negotiating amendments to the Agreement as may be mutually agreed, if and to the extent necessary to settle the Merger Litigation. In the event that the Merger Litigation delays the Closing and Magma terminates this Agreement pursuant to Section 6.1(c)(ii), then Magma’s obligations regarding indemnification and advancements of expenses in this Section shall survive such termination until such date (if any) as SMC is acquired by a third party. Notwithstanding the foregoing, this Section 4.17 shall not apply to, and in no event shall Magma be obligated to indemnify and hold harmless SMC’s directors and officers or advance any expenses to SMC’s directors and officers in connection with, any Merger Litigation resulting from, arising out of or relating to any officer or director of SMC knowingly or intentionally materially breaching Section 4.2.

ARTICLE 5

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 5.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party hereto to effect the Merger and the other transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a) SMC Stockholder Approval. This Agreement, the Merger and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the SMC Stockholders, as provided by applicable law and by SMC’s certificate of incorporation and bylaws.

(b) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States federal or state court or United States federal or state Governmental Entity that prohibits, restrains, enjoins or restricts the consummation of the Merger.

(c) Governmental Approvals. Any notices to, approvals from or other requirements of any Governmental Entity necessary to consummate the transactions contemplated hereby and to operate the businesses of SMC after the Effective Time in all material respects as it was operated prior thereto shall have been given, obtained or complied with, as applicable.

Section 5.2. Conditions to the Obligations of SMC. The obligation of SMC to effect the Merger and the other transactions contemplated hereby is subject to the satisfaction at or prior to the Closing of each of the following conditions (any one (1) or more of which may be waived by SMC in writing):

(a) Representations and Warranties. The representations and warranties of Magma and Acquisition Sub contained in this Agreement (i) that are qualified as to materiality shall be true and correct and (ii) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of the Closing Date with the same effect as if made on and as of the Closing Date (except to the extent such representations specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), and, at the Closing, Magma and Acquisition Sub shall have delivered to SMC a certificate to that effect, executed by two (2) officers of Magma and Acquisition Sub.

(b) Covenants. Each of the covenants and obligations of Magma and Acquisition Sub to be performed on or before the Closing Date pursuant to this Agreement shall have been duly performed in all material respects on or before the Closing Date and, at the Closing, Magma and Acquisition Sub shall have delivered to SMC a certificate to that effect, executed by two (2) officers of Magma and Acquisition Sub.

(c) Material Adverse Effect. There shall not have occurred a Material Adverse Change to Magma between the date hereof and the Closing.

Section 5.3. Conditions to the Obligations of Magma and Acquisition Sub. The respective obligations of Magma and Acquisition Sub to effect the Merger and the other transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of each of the following conditions (any one (1) or more of which may be waived by Magma in writing):

(a) Representations and Warranties. The representations and warranties of SMC contained in this Agreement shall be true and correct on and as of the Closing Date in all material respects with the same effect as if made on and as of the Closing Date (except to the extent such representations specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), and, at the Closing, SMC shall have delivered to Magma and Acquisition Sub a certificate to that effect, executed by its President and Chief Financial Officer.

(b) Covenants. Each of the covenants and obligations of SMC to be performed on or before the Closing Date pursuant to this Agreement shall have been duly performed in all material respects on or before the Closing Date and, at the Closing, SMC shall have delivered to Magma and Acquisition Sub a certificate to that effect, executed by its President and Chief Executive Officer.

(c) Material Adverse Effect. There shall not have occurred a Material Adverse Change to SMC (giving effect to the limitations on what constitutes a Material Adverse Effect on SMC in the event of Merger Litigation specified in Section 4.17) between the date hereof and the Closing.

(d) Legal Opinion. Magma shall have received the opinion of outside legal counsel to SMC as to the matters set forth on Exhibit B.

(e) Consents. SMC shall have obtained and delivered to Magma the consent, waiver, authorization or approval of each Person necessary in order to permit the succession by the Surviving Corporation pursuant to the Merger to any and all obligations, rights or interests of SMC or any Subsidiary under all of the Material Contracts listed in Schedule 5.3(e).

(f) Employee Matters.

(i) None of the individuals listed in Schedule 5.3A shall have (A) expressed to SMC or Magma any intention not to continue his employment with the Surviving Corporation or Magma after the Closing Date or (B) taken any action to rescind the offer letters they signed in connection with the execution of this Agreement.

(ii) The Non-Compete, Non-Solicitation and Nondisclosure Agreements duly executed by each of the individuals listed in Schedule 5.3B in substantially the form attached hereto as Exhibit C shall be in full force and effect and no action shall have been taken to rescind such agreements.

(iii) Not more than 25% of the employees of SMC and its Subsidiary receiving offers of employment from Magma (not including those listed on Schedule 5.3A), shall have (A) expressed to SMC or Magma any intention not to continue his or her employment with the Surviving Corporation or Magma after the Closing Date or (B) taken any action to rescind the Magma offer letters they signed and all of such employees remain in good standing (which for these purposes means such employee is not subject to termination by SMC or a Subsidiary under its employment policies in effect on the date of this Agreement).

(g) Options and Warrants. There shall be no options or warrants outstanding to purchase SMC Stock or to purchase any other equity security of SMC and the SMC Plans shall have been terminated.

(h) Nascentric Divestiture. Magma shall be reasonably satisfied that the divestiture of Nascentric is on terms that do not adversely affect SMC or its intellectual property rights and Nascentric, not SMC, shall have paid for all legal and other costs associated with such transaction (including costs associated with SMC LLC).

(i) All Actions. SMC shall have taken all other corporate actions reasonably necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the Merger and the transactions contemplated hereby and thereby.

ARTICLE 6

TERMINATION

Section 6.1. Termination. Subject to the limitations set forth in Section 4.17, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing whether before or after approval and adoption of this Agreement by the SMC Stockholders:

(a) by mutual written consent of Magma, Acquisition Sub and SMC;

(b) by Magma and Acquisition Sub or SMC if any court of competent jurisdiction in the United States or other United States federal or state Governmental Entity shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable;

(c) (i) by SMC after October 30, 2003 if the Merger have not been consummated on or before October 30, 2003 due to no fault of SMC (provided that this date shall be extended on a day to day basis for each day after October 20, 2003 that the SMC stockholder meeting to approve the Merger is held), or (ii) by Magma after October 30, 2003 if the Merger have not been consummated on or before October 30, 2003 due to no fault of Magma (either date the “Final Date”);

(d) by SMC if (i) there shall have been a material breach of any representation or warranty of Magma or Acquisition Sub set forth in this Agreement or if any such representation or warranty of Magma or Acquisition Sub shall have become untrue such that the condition set forth in Section 5.2(a) would be incapable of being satisfied by the Final Date, provided that SMC has not breached any of its representations and warranties or obligations hereunder in any material respect; or (ii) there shall have been a material breach by Magma or either of the Acquisition Sub of any of its covenants or agreements hereunder and Magma or the applicable Acquisition Sub, as the case may be, has not cured such breach within ten (10) business days after notice by SMC thereof, provided that SMC has not breached any of its representations and warranties or obligations hereunder in any material respect; or

(e) by Magma and Acquisition Sub if (i) there shall have been a material breach of any representation or warranty on the part of SMC set forth in this Agreement or if any such representation or warranty of SMC shall have become untrue such that the condition set forth in Section 5.3(a) would be incapable of being satisfied by the Final Date, provided that neither Magma nor either of the Acquisition Sub has breached any of its representations and warranties or obligations hereunder in any material respect; (ii) there shall have been a material breach by SMC of any of its covenants or agreements hereunder, and SMC has not cured such breach within ten (10) business days after notice by Magma or Acquisition Sub thereof, provided that neither Magma nor Acquisition Sub has breached any of its representations and warranties or obligations hereunder in any material respect; (iii) SMC board of directors shall have withdrawn or adversely modified its approval or recommendation of this Agreement and the transactions contemplated hereby; or (iv) SMC shall have ceased using all commercially reasonable efforts to call, give notice of, or convene or hold a meeting of SMC Stockholders to vote (or solicit the approval by written consent of the SMC Stockholders) on this Agreement and the Merger as promptly as practicable.

Section 6.2. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or any of its affiliates, directors, officers and stockholders; provided, however, that Sections 4.7, 4.16, 6.3, and, if the Merger Litigation delays the Closing and this Agreement is terminated pursuant to Section 6.1(c)(ii), Section 4.17 shall survive any such termination in accordance with their respective terms but in all other circumstances Section 4.17 shall not survive termination of this Agreement. Nothing contained in this Section 6.2 shall relieve any party from liability for any breach of this Agreement prior to such termination.

Section 6.3. Fees and Expenses. Except as specifically provided herein, each party shall bear its own fees and expenses in connection with this Agreement, the Merger and the transactions contemplated hereby; provided, however, that if the Closing occurs, the SMC Stockholders shall be responsible for all fees and expenses incurred by SMC in connection with this Agreement, the Merger and the transactions contemplated thereby other than the $266,067 in professional fees and expenses that were or will be paid by SMC with the proceeds from the exercise of the following warrants: Series E Preferred Stock Purchase Warrant No. E-001 dated as of July 10, 2003, issued to Silverton Partners (320,000 shares of Series E at $0.01 per share); Series E Preferred Stock Purchase Warrant No. E-002 dated as of July 21, 2003, issued to Needham Capital SBIC II, L.P. (70,168 shares of Series E at $0.01 per share); Series E Preferred Stock Purchase Warrant No. E-003 dated as of July 21, 2003, issued to Needham Capital Partners II (Bermuda), L.P. (9,832 shares of Series E at $0.01 per share); Series C Preferred Stock Purchase Warrant No. C-003 dated as of March 31, 2000, issued to Silverton Partners (524,134 shares of Series E at $0.50 per share).

ARTICLE 7

INDEMNIFICATION

Section 7.1. General Survival. The parties agree that, regardless of any investigation made by Magma and Acquisition Sub (or any of their agents and representatives), the representations, warranties, and covenants of SMC contained in this Agreement shall survive the Closing and terminate at 5:00 p.m., Pacific time, on March 31, 2005 (the “Initial Claims Period”); provided, however, that, the representations and warranties of SMC contained in Section 2.12, or any claim for fraud, willful misrepresentation or willful breach of a covenant by SMC hereunder, shall survive until the last day of the statute of limitations period for any third party claim relating thereto (“Extended Claims Period”); provided, further, that the Litigation Retained Amount and the Supplemental Litigation Retained Amount, if any, shall not be released until ten (10) business days after the date of the Approved Litigation Matter Resolution, as provided in Section 1.7(g)(ii) (the post-Closing period ending on such date the “Litigation Matter Claims Period”, and the Initial Claims Period, the Extended Claims Period and the Litigation Matter Claims Period, collectively the “Applicable Claims Period”). The representations and warranties of SMC contained in Section 2.12 and Losses resulting from breach thereof, or from any fraud, willful misrepresentation or willful breach of a covenant by SMC, shall be referred to herein as “Special Losses”. Notwithstanding any other provision of this Agreement, Indemnification Claims that do not relate to or arise out of the Litigation Matter may not be satisfied from the Litigation Retained Amount or the Supplemental Litigation Retained Amount; provided, that any Indemnification Claims arising from fraud, willful misrepresentation, or willful breach of any covenant may be satisfied by recovery from any portion of the Retained Cash, including the Litigation Retained Amount or the Supplemental Litigation Retained Amount. The representations, warranties and covenants of Magma or Acquisition Sub contained in this Agreement shall survive the execution and delivery of this Agreement for a period beginning on the date hereof and ending at 5:00 p.m., Pacific time, on March 31, 2005.

Section 7.2. Indemnification Generally.

(a) Subject to the limitations provided in Sections 7.1 and 7.2, from and after the Effective Time, Magma and the Surviving Corporation and their respective affiliates, officers, directors, representatives and agents (collectively, the “Magma Indemnitees”) shall be indemnified and held harmless by the SMC Indemnitors severally (and not jointly) subject to the limitations provided herein (as defined below) from and against and in respect of any and all Losses resulting from, arising out of, relating to, imposed upon or incurred by Magma, Acquisition Sub, the Surviving Corporation or any other Magma Indemnitee by reason of:

(i) any inaccuracy in or breach of any of SMC’s representations, warranties, or covenants contained in this Agreement or in the Disclosure Letter or in any written agreement or certificate entered into or executed in connection herewith and furnished to Magma, Acquisition Sub or any other Magma Indemnitee by or on behalf of SMC pursuant to the express terms of this Agreement;

(ii) (A) any failure by SMC Stockholders to pay directly all legal, accounting and investment banking fees associated with the Merger, this Agreement and the transactions contemplated hereby as required by Section 6.3 (including those paid by SMC prior to the date of this Agreement); or (B) any failure by Nascentric to pay at or prior to the Closing (or to reimburse SMC at or prior to the Closing for) all legal, accounting and investment banking fees associated with the divestiture of Nascentric as required by Section 4.5 (including those paid by SMC prior to the date of this Agreement); and

(iii) the Litigation Matter.

For purposes of this Agreement, the term “SMC Indemnitor” means all SMC Stockholders and ABP Participants as of immediately before the Effective Time. “Losses” means any and all deficiencies, judgments, settlements, demands, claims, suits, actions or causes of action, assessments, liabilities, losses, damages, accruals (properly accrued in accordance with GAAP), interest, taxes, fines, penalties, costs, expenses (including reasonable legal, accounting and other costs and expenses of professionals) incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification therefor (including all of Magma’s and Acquisition Sub’s costs and expenses incurred in connection with the Litigation Matter); provided, however, that Losses shall not include any amounts for which any Magma Indemnitee is actually reimbursed under any insurance policy or any contribution right; provided further, that Losses shall not include any indemnification amounts advanced by Magma pursuant to Sections 4.16 or 4.17, nor shall it include any of Magma’s legal fees or expenses which arise out of or with respect to the exercise of appraisal or dissenters rights by any SMC Stockholder (but it does include any additional amounts that Magma is required to pay as consideration for such dissenting shares (in excess of the consideration otherwise payable with respect to such shares pursuant to the terms of this Agreement) as a result of the exercise of appraisal or dissenters rights).

(b) Any claims for indemnification hereunder must be set forth in writing, signed by an officer of Magma contain a reasonably detailed description of the nature of and the events or circumstances underlying the claim for indemnification hereunder and be delivered to the Stockholder Agents not later than the expiration of the Applicable Claims Period (an “Indemnification Claim”).

(c) The obligations of the SMC Indemnitors under this Section 7.2 shall not be reduced, offset, eliminated or subject to contribution by reason of any action or inaction by SMC prior to the Effective Time that contributed to any inaccuracy or breach giving rise to such obligation, it being understood and agreed that the SMC Indemnitors, and not SMC, shall have the sole obligation for the indemnity obligations under this Section 7.2.

(d) The SMC Indemnitors shall have no liability to the Magma Indemnitees under this Article 7 unless the aggregate amount of Losses for which the SMC Indemnitors would, but for this proviso, be liable exceeds on a cumulative basis $125,000 (the “Basket Amount”), at which point the SMC Indemnitors shall be liable for all Losses (including the $125,000 Basket Amount); provided, however, that this provision shall not apply to Losses related to or arising from the Litigation Matter and any such Losses arising from the Litigation Matter shall not be included in any calculation to determine whether the Basket Amount has been exceeded.

(e) Each Indemnification Claim shall be made only in accordance with this Article 7.

Section 7.3. Satisfaction of Indemnification Obligations.

(a) In General. After the Effective Time, Magma shall withhold and retain the Retained Cash attributable to each SMC Stockholder and ABP Participant who receives any portion of the Total Merger Consideration, and such SMC Stockholder and ABP Participant will be deemed to have received and deposited with Magma such Retained Cash as part of a fund to secure the SMC Indemnitors’ indemnification obligations in accordance herewith. Magma may not cancel its obligation to distribute any Retained Cash unless and until Indemnification Claim(s) identifying Losses have been delivered to the Stockholder Agents as provided in Section 7.3(c) and either there is no timely objection thereto within thirty (30) days after the date of delivery to the Stockholder Agents or any such objection has been resolved in accordance with this Article 7.

(b) Retention and Distribution of Retained Cash.

(i) Notwithstanding any other provision contained herein, such amount of Retained Cash that is necessary in the reasonable good faith judgment of Magma’s Chief Financial Officer to satisfy any unsatisfied Indemnification Claims that exist immediately prior to the termination of the Initial Claims Period, or as are specified in any Indemnification Claim delivered to Magma and the Stockholder Agents prior to termination of the Initial Claims Period, may be retained by Magma after termination thereof in accordance with Section 7.3(c). After the end of the Initial Claims Period, as soon as any or all of such Indemnification Claims have been resolved by the Stockholder Agents and Magma, Magma will deliver to the SMC Stockholders and ABP Participants in accordance with Section 1.7(g)(ii) and this Section 7.3(b) that portion of the Retained Cash (other than the Litigation Retained Amount and, if the Approved Litigation Matter Resolution has not occurred, the Supplemental Litigation Retained Amount) that is not required to satisfy such Indemnification Claims. If no unsatisfied Indemnification Claim is pending prior to the termination of the Initial Claims Period upon termination thereof Magma will distribute the Retained Cash (other than the Litigation Retained Amount and, if the Approved Litigation Matter Resolution has not occurred, the Supplemental Litigation Retained Amount) to the SMC Stockholders and ABP Participants in accordance with Section 1.7(g)(ii) and this Section 7.3(b). Distributions of Retained Cash to the SMC Stockholders and ABP Participants pursuant to Section 1.7(g)(ii) and this Section 7.3(b) will be made in proportion to their respective original contributions to the applicable portion of the Retained Cash. For purposes of this Section 7.3(b)(i), references to Indemnification Claims shall not include any Indemnification Claims relating to the Litigation Matter.

(ii) Notwithstanding any other provision contained herein, such amount of Retained Cash that is necessary in the reasonable good faith judgment of Magma’s Chief Financial Officer to satisfy any unsatisfied Litigation Matter related Indemnification Claims that exist immediately prior to the termination of the Litigation Matter Claims Period, or as are

specified in any Indemnification Claim delivered to Magma and the Stockholder Agents prior to termination of the Litigation Matter Claims Period, may be retained by Magma after termination thereof in accordance with Section 7.3(c). After the end of the Litigation Matter Claims Period, as soon as any or all of such Litigation Matter related Indemnification Claims have been resolved by the Stockholder Agents and Magma, Magma will deliver to the SMC Stockholders and ABP Participants in accordance with Section 1.7(g)(ii) and this Section 7.3(b) that portion of the Litigation Retained Amount that is not required to satisfy such Indemnification Claims. If no unsatisfied Litigation Matter related Indemnification Claim is pending prior to the termination of the Litigation Matter Claims Period upon termination thereof Magma will distribute the Litigation Retained Amount portion of the Retained Cash to the SMC Stockholders and ABP Participants in accordance with Section 1.7(g)(ii) and this Section 7.3(b). Distributions of Retained Cash to the SMC Stockholders and ABP Participants pursuant to Section 1.7(g)(ii) and this Section 7.3(b)(ii) will be made in proportion to their respective original contributions to the Litigation Retained Amount.

(c) Claims Upon Retained Cash.

(i) With respect to each Indemnification Claim made by a Magma Indemnitee hereunder, Magma shall deliver notice to the Stockholder Agents pursuant to Section 9.3 at any time before 5:00 p.m., Pacific time, on the last day of the Applicable Claims Period for an Indemnification Claim: (A) stating that Magma has paid or properly accrued (in accordance with GAAP) or that Magma’s Chief Financial Officer anticipates in good faith that it will have to pay or properly accrue (in accordance with GAAP) Losses and (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or properly accrued (in accordance with GAAP), or the basis for such anticipated loss, and the nature of the misrepresentation, breach of representation and warranty or covenant or agreement to which such item is related, or, in the case of matters pertaining to the Litigation Matter, that it is related to the Litigation Matter. Upon delivery of such notice, Magma will, subject to Sections 7.3(c)(ii), 7.3(d) and 7.7, (x) be permitted to and authorized to withhold from the Retained Cash and retain an amount equal to such Losses, or (y) in the event the remaining portion thereof is insufficient to cover the amount of Special Losses, be entitled to recover the amount of such excess Special Losses from the former SMC Stockholders and ABP Participants (but in no event to exceed their respective portion of the Total Merger Consideration). Any Retained Cash withheld by Magma to cover Losses shall be withheld from all SMC Stockholders and ABP Participants in proportion to their respective original contributions to the Retained Cash. Any recovery of Special Losses shall be based on the proportionate beneficial interests of the SMC Stockholders and ABP Participants in the Total Merger Consideration.

(ii) Within thirty (30) days after the delivery of such Indemnification Claim to the Stockholder Agents, the Stockholder Agents shall furnish a response notice (the “Response Notice”) to Magma either agreeing to the release, or recovery, as the case may be, of the Retained Cash by Magma pursuant to Section 7.3(c)(i) or contesting all, or any portion of, the claimed amount. If no Response Notice has been delivered to Magma before the expiration of such thirty (30) day period, the Stockholder Agents shall be deemed to have agreed, on behalf of all indemnifying parties, to all of the claimed amounts contained in the Indemnification Claim pursuant to Section 7.3(c)(i). If the Response Notice is delivered to Magma before the expiration of such thirty (30) day period and contains an objection by the Stockholder Agents to a portion but not all of the claimed amount, then such uncontested portion of the claimed amount shall be deemed conclusive and final, and shall be satisfied by forfeiture to Magma of such amount of Retained Cash determined in accordance with Section 7.3(c)(i).

(d) Resolution of Conflicts.

(i) In case the Stockholder Agents shall have so timely delivered a Response Notice to Magma objecting to any claim or claims made in any Indemnification Claim, the Stockholder Agents and the Chief Financial Officer of Magma will attempt in good faith to agree upon the rights of the respective parties with respect to each of the claims in dispute. If the Stockholder Agents and Magma should so agree, a memorandum setting forth such agreement will be prepared and signed by both parties, and Magma will retain cash from the Retained Cash sufficient to satisfy the Indemnification Claim.

(ii) If the parties fail to reach an agreement as set forth in Section 7.2(d)(i), Section 8.5(b) or Section 8.6, either party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty (30) days after such written notification, the parties agree to meet for one day (or if they mutually agree in writing, for multiple days) with an impartial mediator, mutually agreed to by the Stockholder Agents and Magma, to attempt to resolve the matter without aribitration or litigation. With respect to the mediation and any other mediation that may result from this Section 7.2(d)(ii), the parties shall cooperate with one another in selecting a mediator and in scheduling mediation proceedings, shall act in good faith in such mediation, and shall share equally in the costs of any mediation.

(iii) If the dispute is not resolved by mediation by the last day of the one or multi-day mediation proceeding specified in clause (ii) immediately above (“Non-Mediation Date”), then either party may, within ten (10) days of the Non-Mediation Date, demand in writing that the dispute be arbitrated by binding arbitration under the Commercial Arbitration Rules of the American Arbitration Association. In such case, the hearing shall be held before three arbitrators in San Francisco, California.

(iv) If the dispute is not resolved by mediation, and no party timely demands arbitration pursuant to clause (iii) immediately above, then either party shall be free to resolve the matter through litigation.

(v) Notwithstanding the foregoing provisions of this Section 7.3(d), each party shall have the right, without the requirement of first seeking a remedy through mediation or arbitration to seek preliminary injunctive or other equitable relief in any proper court in the event that such party determines that eventual redress through mediation or arbitration will not provide a sufficient remedy for any violation of this Agreement by the other party.

Section 7.4. Stockholder Agents. For purposes of this Agreement, immediately and automatically upon the approval of this Agreement by the requisite vote or written consent of the SMC Stockholders, and without any further action on the part of any such SMC Stockholders or the ABP Participants, each SMC Stockholder and ABP Participant shall be deemed to have consented to the appointment of Vess Johnson and Austin Ventures V, L.P. as Stockholder

Agents and the attorneys-in-fact for and on behalf of each such SMC Stockholder and ABP Participant, and the taking by the Stockholder Agents of any and all actions and the making of any decisions required or permitted to be taken by him or her under this Agreement, including the exercise of the power to (i) authorize Magma’s retention of Retained Cash, or any portion thereof, in satisfaction of Indemnification Claims; (ii) agree to, negotiate, enter into settlements and compromises of and comply with orders of courts and awards of arbitrators with respect to such Indemnification Claims; (iii) resolve any Indemnification Claims; and (iv) take all actions necessary in the judgment of the Stockholder Agents for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement. Accordingly, the Stockholder Agents have unlimited authority and power to act on behalf of each SMC Stockholder and ABP Participant with respect to this Agreement and the disposition, settlement or other handling of all Indemnification Claims, rights or obligations arising from and taken pursuant to each such agreement, including the right to modify this Agreement to clarify ambiguities, or matters not addressed, in this Section 7. The SMC Stockholders and ABP Participants will be bound by all actions taken by either of the Stockholder Agents in connection with this Agreement as it may be so amended, and Magma shall be entitled to rely on any action or decision of either of the Stockholder Agents. Without limiting the generality of the foregoing, each decision, act, consent or instruction of either of the Stockholder Agents will constitute a decision of all the SMC Stockholders and ABP Participants for whom a portion of the Retained Cash otherwise issuable to them is delivered to Magma and will be final, binding and conclusive upon each of such SMC Stockholders and ABP Participants, and Magma may rely upon any such decision, act, consent or instruction of either of the Stockholder Agents as being the decision, act, consent or instruction of each and every such SMC Stockholder and ABP Participant. Magma is hereby relieved from any liability to any person for any acts done by it in accordance with such decision, act, consent or instruction of the Stockholder Agents. Neither Stockholder Agent will incur any liability with respect to any action taken, suffered or omitted by him in reliance upon any notice, direction, instruction, consent, statement or other document believed by him to be genuine and to have been signed by the proper Person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except his own willful misconduct or gross negligence. In all questions arising under this Agreement, the Stockholder Agents may rely on the advice of counsel, and the Stockholder Agents will not be liable to anyone for anything done, omitted or suffered in good faith by the Stockholder Agents based on such advice. SMC Stockholders and ABP Participants shall severally (and not jointly) indemnify the Stockholder Agents and hold them harmless from any loss, liability or unreimbursed expense incurred by them except where incurred through their own willful misconduct or gross negligence. The Stockholder Agents will not be required to take any action involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to them. At any time, holders of a majority in interest of the Retained Cash determined at the Effective Time, may appoint a new Stockholder Agent by written consent by sending to Magma notice and a copy of the written consent appointing such new Stockholder Agent signed by holders of a majority in interest of the Retained Cash. In the event that a Stockholder Agent is removed or vacates such position, then the remaining Stockholder Agent shall continue to be a Stockholder Agent and shall continue to be entitled to take all actions hereunder as the Stockholder Agent. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Magma and Acquisition Sub (or, if after the Effective Time, the Surviving Corporation). The reasonable legal fees and other professional service fee expenses incurred by the Stockholder Agents in performance of their duties hereunder shall be reimbursed from the Retained Cash within thirty (30) days after receipt of a written request to Magma for such reimbursement. The Stockholder Agents shall have reasonable access during normal business hours to information about Magma and the Surviving Corporation, including the assistance of Magma or Surviving Corporation employees, as necessary to perform their duties and exercise their rights hereunder.

Section 7.5. Third Party Claims.

(a) If any third party shall notify Magma or any of its affiliates hereto with respect to any matter (a “Third Party Claim”), which Magma believes in good faith, may give rise to an Indemnification Claim by Magma against the Retained Cash, then Magma shall give notice to the Stockholder Agents within fifteen (15) days after Magma’s becoming aware of any such Third Party Claim or of facts up on which any such Third Party Claim will be based (but in all events, at least ten (10) business days prior to the date that an answer to such Third Party Claim is due to be filed) setting forth such material information with respect to the Third Party Claim as is reasonably available to Magma; provided, however, that no delay or failure on the part of Magma in notifying the Stockholder Agents shall relieve the Stockholder Agents and the SMC Stockholders and the ABP Participants from their obligations hereunder unless the Stockholder Agents, the SMC Stockholders and the ABP Participants are thereby materially prejudiced (and then solely to the extent of such prejudice). For the avoidance of doubt, no such notice shall be required with respect to the Litigation Matter.

(b) If any Third Party Claim is asserted against Magma or any of its affiliates, the Stockholder Agents, the SMC Stockholders and the ABP Participants will be entitled, if the Stockholder Agents so elect by written notice delivered to Magma within thirty (30) days after receiving Magma’s notice of such claim, to assume the defense thereof with counsel reasonably satisfactory to Magma, at the sole expense of the SMC Stockholders and the ABP Participants independent of the Retained Cash, so long as:

(i) Magma has reasonably determined that Losses which may be incurred as a result of the Third Party Claim do not exceed either individually, or when aggregated with all other Third Party Claims, the total dollar value of the Retained Cash (or in the case of the Litigation Matter, the total dollar value of the Litigation Retained Amount) then in Magma’s possession, determined by Magma as of the time Magma informs the Stockholder Agent of its determination under this Section 7.5(b)(i);

(ii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief; and

(iii) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the reasonable good faith judgment of Magma, likely to establish a precedential custom or practice materially adverse to the continuing business interests of Magma.

(c) If the Stockholder Agents elect to assume any such defense that they have the right to assume hereunder, the Stockholder Agents shall conduct the defense of the Third Party Claim actively and diligently. The Stockholder Agents shall not compromise or settle such

Third Party Claim or consent to entry of any judgment in respect thereof without the prior written consent of Magma and/or any other Magma Indemnitees, as applicable, which consent shall not be unreasonably withheld or delayed.

(d) If the Stockholder Agents elect to assume the defense of the Third Party Claim in accordance with Section 7.5(b), Magma or any other Magma Indemnitee may retain separate counsel and participate in the defense of the Third Party Claim, but the fees and expenses of such counsel shall be at the expense of Magma unless Magma or such Magma Indemnitees shall reasonably determine that there is a material conflict of interest between or among Magma or the Magma Indemnitees and the Stockholder Agent and the SMC Stockholders with respect to such Third Party Claim, in which case the reasonable fees and expenses of such counsel will be paid out of the Retained Cash. Neither the Stockholder Agents nor Magma or other Magma Indemnitees will consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the other party. Magma will, at the former SMC Stockholders’ expense, cooperate in the defense of the Third Party Claim and will provide full access to documents, assets, properties, books and records reasonably requested by Stockholder Agents and material to the claim and will make available all officers, directors and employees reasonably requested by Stockholder Agents for investigation, depositions and trial.

(e) If the Stockholder Agents fail to elect or elects not to assume the defense of Magma or other Magma Indemnitees against such Third Party Claim, which defense the Stockholder Agents had the right to assume under Section 7.5(b), or the Stockholder Agents are not entitled pursuant to Section 7.5(b) to assume the defense but the Third Party Claim involves only a claim for money damages, Magma or any other Magma Indemnitee shall have the right to undertake the defense and Magma shall not compromise or settle such Third Party Claim or consent to entry of any judgment in respect thereof without the prior written consent of the Stockholder Agents, which consent shall not be unreasonably withheld or delayed. If the Stockholder Agents are not entitled to assume the defense of Magma or other Magma Indemnitees against such Third Party Claim pursuant to Section 7.5(b) and the Third Party Claim does not involve only money damages, Magma or the other Magma Indemnitees shall have the right to undertake the defense, consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim in any manner it may deem appropriate (and Magma or the Magma Indemnitees need not consult with, or obtain any consent from, the Stockholder Agent in connection therewith; provided, however, that Magma or the Magma Indemnitees shall use reasonable efforts to keep the Stockholder Agents informed of the status of the such matter and shall update the Stockholder Agents no less often than on a monthly basis). In each case, the Stockholder Agents will cooperate with Magma or Magma Indemnitees, and the Stockholder Agents will use all commercially reasonable efforts to cause the SMC Stockholders and ABP Participants to cooperate in the defense of that claim and will provide full access to documents, assets, properties, books and records reasonably requested by Magma and material to the claim and will make available all individuals reasonably requested by Magma for investigation, depositions and trial.

(f) Notwithstanding anything herein to the contrary, the parties agree that, after the Effective Time, Magma shall assume from SMC the defense of the Litigation Matter. Magma is authorized to take any action it deems advisable with respect to the Litigation Matter, including the right to agree to, negotiate, enter into settlements and compromises of and comply with orders of courts and awards of arbitrators with respect to the Litigation Matter, and to take all actions necessary in the judgment of Magma for the accomplishment of the foregoing; provided, however, that Magma shall not compromise or settle the Litigation Matter without the prior written consent of the Stockholder Agents, which consent shall not be unreasonably withheld or delayed. The legal fees and other professional service fee expenses incurred by Magma in performance of its duties hereunder shall be paid from the Litigation Retained Amount. Magma will not be required to take any action involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to Magma. Magma shall use reasonable efforts to keep the Stockholder Agents informed of the status of the Litigation Matter and shall update the Stockholder Agents no less often than on a monthly basis.

Section 7.6. Exclusive Remedy. The Retained Cash shall be the sole and exclusive remedy of the Magma Indemnitees for any Indemnification Claims arising under this Agreement, other than claims for Special Losses. Notwithstanding any recoveries out of the Retained Cash (including out of the Supplemental Litigation Retained Amount) or by setoff against Earnout Payments, if any, the Magma Indemnitees may seek indemnification for Special Losses directly from the SMC Stockholders and ABP Participants and the SMC Stockholders and ABP Participants shall be liable (severally and not jointly) up to a maximum aggregate amount equal to the lesser of (i) their respective portion of any Special Loss and (ii) his, her or its pro rata share of the sum of (A) $4,500,000 plus (B) the total Earnout Payment actually received. Notwithstanding the foregoing, nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief.

ARTICLE 8

EARNOUT

Section 8.1. Definitions.

“Business Unit” means the Surviving Corporation and its Subsidiaries. In the event that the Surviving Corporation and/or its Subsidiaries cease to be separate companies through a reorganization, dissolution or combination with Magma or Magma’s other subsidiaries, the term “Business Unit” shall refer to the entity that (i) conducts the business and operations that were conducted by SMC immediately prior to the Closing Date and (ii) the business unit that continues to develop the SMC technology and products and services pursuant to this Article.

“Business Unit Revenues” has the meaning set forth on Schedule 8.1.

“Carryover Revenue” means, for any particular calendar quarter, the sum of (i) the total amount that Business Unit Revenues in all previous calendar quarters, beginning with the calendar quarter that includes the Closing Date, exceeded the applicable Minimum Revenues for such calendar quarters, less (ii) the aggregate amounts of such excess Business Unit Revenues that have been used to cause Business Unit Revenues to exceed Minimum Revenues in all prior calendar quarters.

“Earnout” has the meaning set forth in Section 1.7(h)(i).

“Earnout Date” means the Initial Earnout Date and/or the Second Earnout Date, as applicable.

“Earnout Payment” shall have the meaning set forth in Section 1.7(a).

“Earnout Threshold” means the Initial Earnout Threshold and/or the Second Earnout Threshold, as applicable.

“Full Earnout Period” means the period beginning and including October 1, 2003 through and including March 31, 2005, even if the Closing occurs after October 1, 2003.

“Initial Earnout Date” means September 30, 2004.

“Initial Earnout Period” means the period beginning and including October 1, 2003 through and including September 30, 2004, even if the Closing occurs after October 1, 2003.

“Initial Earnout Threshold” means aggregate Business Unit Revenue of at least $7,000,000 for the Initial Earnout Period.

“Minimum Revenues” means (i) with respect to the first two (2) calendar quarters after the Closing Date, Business Unit Revenues of an aggregate of $1,600,000 and (ii) with respect to all other calendar quarters up to and including the calendar quarter ending on March 31, 2005, Business Unit Revenues of $1,500,000.

“Second Earnout Date” means March 31, 2005.

“Second Earnout Threshold” means aggregate SMC Revenue of at least $12,000,000 for the Full Earnout Period.

Section 8.2. Earnout Arrangements.

(a) Earnout Generally. When and as provided in Section 8.6 and subject to and as further provided in Section 1.7, Magma shall pay and distribute to the SMC Stockholders and ABP Participants, the Earnout Payment which has then been earned pursuant to Section 8.3, less the sum of (i) any Setoff Amount; and (ii) the applicable Contingent Acquisition Bonus Plan Amount.

(b) Earnout as Merger Consideration. Any Earnout Payment payable pursuant to this Article 8 will not constitute compensation for services to Magma but rather will constitute part of the consideration for the SMC Shares acquired by Magma in the Merger.

Section 8.3 Earnout Threshold.

(a) If Business Unit Revenues (i) during the Initial Earnout Period are less than the Initial Earnout Threshold as of the Initial Earnout Date and (ii) during the Full Earnout Period are less than the Second Earnout Threshold as of the Second Earnout Date, then the amount of the Earnout shall be zero.

(b) If Business Unit Revenues during the Initial Earnout Period equal or exceed the Initial Earnout Threshold, then there will be an Earnout Payment of $7,000,000 payable pursuant to Section 8.6 below, and there may be, if earned, an additional Earnout Payment (up to a maximum aggregate Earnout of $14,000,000) equal to the product of $1.00 multiplied by the amount that Business Unit Revenues during the Full Earnout Period exceed the Initial Earnout Threshold which Earnout Payments will be payable, if earned, pursuant to Section 8.6 below.

(c) If Business Unit Revenues during the Initial Earnout Period are less than the Initial Earnout Threshold but Business Unit Revenues during the Full Earnout Period exceed the Second Earnout Threshold, then there will be an Earnout Payment (up to a maximum aggregate Earnout of $14,000,000) equal to the sum of (i) $7,000,000 plus (ii) the product of $1.00 multiplied by the amount that Business Unit Revenues during the Full Earnout Period exceed the Initial Earnout Threshold, which Earnout Payment will be payable pursuant to Section 8.6 below

(d) Notwithstanding the foregoing paragraphs (b) and (c), for each quarter ending after the Closing Date that (i) the sum of (A) Business Unit Revenues plus (B) previously unutilized Carryover Revenues, if any, are less than (ii) Minimum Revenues, the next succeeding Earnout Payment shall be reduced by $800,000.

Section 8.4 Modification of Earnout Thresholds. Magma and the Stockholder Agents may modify any term of this Article 8 by mutual written agreement at any time.

Section 8.5 Conduct of Business of the Business Unit.

(a) Magma agrees to comply with the operating parameters set out in Schedule 8.5 attached hereto (“Operating Parameters”).

(b) In the event that during the period beginning with the Closing Date and ending on the Second Earnout Date, Magma takes any action that, in the Stockholder Agent’s good faith reasonable judgment, has the effect of violating the Operating Parameters and thereby preventing the Business Unit from achieving the Initial Earnout Threshold or the Second Earnout Threshold, then the Stockholder Agents may deliver to Magma a notice (an “Objection Notice”) that states in reasonable detail the breach of the Operating Parameters and quantifies the effect of such action on Business Unit Revenues. Within five (5) business days after Magma receives such Objection Notice, the Stockholder Agents and a representative of each of Magma and the Business Unit shall meet together to negotiate in good faith in order to resolve the matters identified in such Objection Notice. If the parties are unable to resolve all such matters within ten (10) business days of Magma’s receipt of the original Objection Notice, then such matter shall be resolved in accordance with the procedures set forth in Section 7.3(d)(ii) through (iv). In the event of arbitration, the arbitrators shall be authorized to (i) determine whether or not Magma has violated the Operating Parameters and thereby prevented the Business Unit from achieving the Initial Earnout Threshold or the Second Earnout Threshold; and (ii) if they find Magma is responsible for such violation and prevention then the arbitrators may further (a) determine the adverse impact of such action on Business Unit Revenues and order the parties to make an equitable adjustment to the applicable Earnout Threshold or (b) find that the applicable Earnout Threshold has been met and order Magma to make the applicable Earnout Payment as if the applicable Earnout Threshold had been achieved. In any event, in their discretion, the arbitrators may, but shall not be required to, award attorneys fees and costs to the prevailing party.

Section 8.6 Earnout Distributions; Stockholder Agents’ Objections.

(a) Earnout Distribution. As promptly as practicable after the ending of a calendar quarter in which an Earnout Threshold is achieved, but in no event later than 30 days thereafter, Magma shall deliver to the Stockholder Agents a memorandum (the “Earnout Notice”) that (i) states the amount of the Earnout Payment to be distributed at such time and (ii) specifies in reasonable detail Magma’s calculation of such Earnout. The distribution to be made with respect to such Earnout Date will be made within ten (10) days following the later of the expiration of the 5-day objection period specified in Section 8.6(b) below or the resolution of any objection under Section 8.6(b).

(b) Stockholder Agents’ Objection. The Stockholder Agents shall, within five (5) days after delivery of the Earnout Notice, deliver to Magma in writing any objection thereto. Any such objection shall be in reasonable detail and include the specific component or components of Magma’s Earnout calculation in dispute. To the extent not so properly disputed in a timely manner, Magma’s calculation of the Earnout shall be conclusive and binding on the SMC Stockholders and ABP Participants. If the Stockholder Agents object in writing to any distribution of a portion of the Earnout prior to the expiration of such ten (10) day period, Magma and the Stockholder Agents shall resolve such conflict in accordance with the procedures set forth in Section 7.3(d)(ii) through 7.3(d)(iv).

Section 8.7 Access to Information. Magma agrees to provide promptly all information as reasonably requested by the Stockholder Agents to the Stockholder Agents, and to make available for inspection and review to the Stockholder Agent, during regular business hours upon reasonable prior notice, the books and records of Magma relating to the Business Unit relevant to the determination of whether the Initial Earnout Threshold or the Second Earnout Threshold has been satisfied. Access to such information will be conditioned upon execution by the Stockholder Agents and its designated accountants of a confidentiality agreement acceptable to Magma. Magma shall maintain financial records and other documents reasonable necessary to support and document the calculation of the Earnout Payments.

ARTICLE 9

MISCELLANEOUS

Section 9.1. Entire Agreement; Assignment. This Agreement (including the Disclosure Letter, other Schedules and the Exhibits hereto) (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that either of the Acquisition Sub may assign any or all of its rights and obligations under this Agreement to any wholly owned subsidiary of Magma, but no such assignment shall relieve such Acquisition Sub of its obligations hereunder if such assignee does not perform such obligations.

Section 9.2. Validity. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

Section 9.3. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to each other party as follows:

(a) If to Magma or Acquisition Sub:

Magma Design Automation, Inc.

5460 Bayfront Plaza

Santa Clara, California 95054

Attn: General Counsel

Facsimile Number: 408-565-7501

With a copy to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

Attn: David Healy

Facsimile Number: 650-938-5200

(b) If to SMC:

Silicon Metrics Corporation

11921 North MoPac Expressway, Suite 220

Austin, Texas 78759

Attn: Vess Johnson

Facsimile Number: 512-651-1520

(c) If to Stockholders Agents:

Vess Johnson

c/o Silicon Metrics Corporation

11921 North MoPac Expressway, Suite 220

Austin, Texas 78759

Facsimile Number: 512-651-1520

Austin Ventures V, L.P.

300 West 6th Street

Suite 2300

Austin, Texas 78701-3902

Attn: Blaine Wesner and Kevin Kunz

Facsimile Number: 512-476-3952

With a copy, in each case of (b) and (c) above, to:

Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, Texas 78701

Attn: Matthew Lyons

Facsimile Number: 512-320-9292

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.4. Governing Law; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of law thereof.

(b) Each of the parties hereto consents to the jurisdiction of any state or federal court located within the City of San Francisco, California, and irrevocably agrees that all actions or proceedings relating to this Agreement or the transactions contemplated hereby shall be litigated in one of such courts, and each of the parties waives any objection that it may have based on improper venue or forum non conveniens to the conduct of any such action or proceeding in any such court and waives personal service of any and all process upon it, and consents to all such service of process made in the manner set forth in Section 9.3. Nothing contained in this Section 9.4(b) shall affect the right of any party to serve legal process on any other party in any other manner permitted by law.

(c) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this agreement or the transactions contemplated by this agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this agreement by, among other things, the waivers and certifications in this Section 9.4(c).

Section 9.5. Descriptive Headings; Section References. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All references herein to Articles, Sections, subsections, paragraphs and clauses are references to Articles, Sections, subsections, paragraphs and clauses of this Agreement unless specified otherwise.

Section 9.6. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and nothing in this Agreement is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that Sections 4.16 and 4.17 are intended for the benefit of the current and prior officers and directors of SMC. Notwithstanding the foregoing, the Stockholder Agents shall be empowered to enforce the provisions of this Agreement related to SMC, the SMC Stockholders and the ABP Participants as provided herein. No assignment of any rights to any payment due under this Agreement shall be effective unless the recipient agrees in writing with Magma to assume all indemnity obligations of such assignor under this Agreement.

Section 9.7. Certain Definitions. For the purposes of this Agreement the term:

(a) “affiliate” means a Person that, directly or indirectly, through one (1) or more intermediaries controls, is controlled by or is under common control with the first-mentioned Person;

(b) “business day” means any day other than a day on which banks in New York or California are required or authorized by law to be closed;

(c) “include” or “including” means “include, without limitation” or “including, without limitation” or “including, but not limited to” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list;

(d) “knowledge” means, with respect to any matter in question, the actual knowledge of such matter of any director or officer of SMC or any director or executive officer of Magma or Acquisition Sub, as the case may be. Any such individual will be deemed to have actual knowledge of a particular fact, circumstance, event or other matter if (i) such individual is aware of such fact, circumstance, event or other matter; (ii) such fact, circumstance, event or other matter is reflected in one (1) or more documents (whether written or electronic, including e-mails sent to or by such individual) in, or that have been in, such individual’s possession, including personal files of such individual; or (iii) such fact, circumstance, event or other matter is reflected in one (1) or more documents (whether written or electronic) contained in books and records of SMC (in the case of knowledge of SMC) or Magma or Acquisition Sub (in the case of knowledge of Magma or Acquisition Sub) that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such individual in the customary performance of such duties and responsibilities.

(e) “Lien” means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset; provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes, which are not yet due and payable or are being contested in good faith by appropriate proceedings and disclosed in the Disclosure Letter, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable laws, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies and other like liens, and (v) restrictions on transfer of securities imposed by applicable state and federal securities laws;

(f) “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity; and

(g) “subsidiary” or “subsidiaries” of SMC, Magma, the Surviving Corporation or any other Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which SMC, Magma, the Surviving Corporation or any such other Person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

Section 9.8. Personal Liability. Except as expressly set forth herein, this Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any officer, director, employee, agent, stockholder or representative of any party hereto.

Section 9.9. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

Section 9.10. Counterparts. This Agreement may be executed by facsimile and in one (1) or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

Section 9.11. Amendment. This Agreement may be amended by action taken by SMC, Magma, Acquisition Sub and the Stockholder Agents at any time before or after approval of the Merger by the SMC Stockholders but after any such approval no amendment shall be made that requires the approval of such stockholders under applicable law without such approval. This Agreement (including the Disclosure Letter) may be amended only by an instrument in writing signed on behalf of the parties hereto.

Section 9.12. Extension; Waiver. At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by another party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed by such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

“Magma”		“SMC”

MAGMA DESIGN AUTOMATION, INC.		SILICON METRICS CORPORATION

By:	/s/ Rajeev Madhavan	By:	/s/ Vess Johnson
Its:	Chairman of the Board and Chief	Its:	President and Chief Executive Officer
Executive Officer

“Acquisition Sub”

SILICON CORRELATION, INC.

By:	/s/ Rajeev Madhavan
Its:	Chairman of the Board and Chief Executive Officer

“Stockholder Agents” solely for purposes of accepting the rights, obligations and appointments hereunder as Stockholder Agents:

Austin Ventures V, L.P.

By: AV Partners V, L.P.,
its General Partner

By:	/s/ Blaine Wesner

Blaine Wesner its General Partner

AND

/s/ Vess Johnson
Vess Johnson

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]